As filed with the Securities and Exchange Commission on March 27, 2002

Registration Nos. 333-83316
333-81538
333-76708
333-66272
333-76276

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-6

FOR REGISTRATION UNDER THE SECURITIES ACT
OF 1933 OF SECURITIES OF UNIT INVESTMENT
TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact Name of Trust:

TAX EXEMPT SECURITIES TRUST
Intermediate Term Trust 45
Maryland Trust 123
New York Trust 206
Ohio Trust 89
Pennsylvania Trust 120

B.  Name of depositor:

SALOMON SMITH BARNEY INC.

C.  Complete address of depositor’s principal executive offices:

SALOMON SMITH BARNEY INC.
388 Greenwich Street
New York, New York 10013

D.  Name and complete address of agent for service:

MICHAEL KOCHMANN
SALOMON SMITH BARNEY INC.
388 Greenwich Street
New York, New York 10013

Copy to:
MICHAEL R. ROSELLA, ESQ.
PAUL, HASTINGS, JANOFSKY & WALKER LLP
399 Park Avenue
New York, New York 10022

E.  Title of Securities being registered:

An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.  Approximate date of proposed public offering:

As soon as practicable after the effective date of the registration statement.

☒  Check box if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

TAX EXEMPT
SECURITIES TRUST

Intermediate Term Trust 45
Maryland Trust 123
New York Trust 206
Ohio Trust 89
Pennsylvania Trust 120

UNIT INVESTMENT TRUSTS

The Tax Exempt Securities Trust is sponsored by Salomon Smith Barney Inc. and consists of five separate unit investment trusts: Intermediate Term Trust 45, Maryland Trust 123, New York Trust 206, Ohio Trust 89 and Pennsylvania Trust 120. The Intermediate Term Trust contains a fixed portfolio of intermediate term municipal bonds and the Maryland, New York, Ohio and Pennsylvania Trusts each contain a fixed portfolio of long term municipal bonds. The interest income of these bonds is generally exempt from federal income tax and, for state designated trusts, state and local income tax in the state for which the trust is named.

This Prospectus contains three parts. Part A contains the Summary of Essential Information including summary material relating to the trusts, the Portfolios and the Statements of Financial Condition. Part B contains more detailed information about the Tax Exempt Securities Trust and Part C contains specific information about the state designated trusts. Part A may not be distributed unless accompanied by Parts B and C.

Read and retain this Prospectus for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated March 27, 2002

INVESTMENT PRODUCTS: NOT FDIC INSURED; NO BANK GUARANTEE; MAY LOSE MONEY

TAX EXEMPT SECURITIES TRUST
INVESTMENT SUMMARY AS OF MARCH 26, 2002

Use this Investment Summary to help you decide whether the portfolios comprising the Tax Exempt Securities Trust are right for you. More detailed information can be found later in this prospectus.

Investment Objective

Each of the trusts seeks to pay investors monthly distributions of tax exempt interest income while conserving their capital. The Sponsor has selected a fixed portfolio of municipal bonds intended to achieve these goals.

Investment Strategy

All of the bonds in the trusts are rated A or better by Standard & Poor’s, Moody’s or Fitch Ratings. State designated trusts primarily contain bonds issued by the state for which the trust is named or counties, municipalities, authorities or political subdivisions of that state.

Taxes

Interest received by the unit holders of the trusts on the bonds in each of the trusts is generally exempt from regular federal income tax. Interest on the bonds in each state trust is generally exempt from certain state and local personal income taxes of the state for which the trust is named.

Risk Factors

Holders can lose money by investing in these trusts. The value of the units and the bonds held in the portfolio can each decline in value. An investment in units of a trust should be made with an understanding of the following risks:

•	Municipal bonds are long-term fixed rate debt obligations that decline in value with increases in interest rates, an issuer’s worsening financial condition or a drop in bond ratings.

•
The effective maturity of a long term bond may be dramatically different than shorter term obligations. Investors will receive early returns of principal when bonds are called or sold before they mature. Investors may not be able to reinvest the money they receive at as high a yield or as long a maturity.

•
The municipal bonds could lose their tax-exempt status either due to future legislation or due to the failure of a public issuer of a bond (or private guarantor) to meet certain conditions imposed by various tax laws.

•	The default of an issuer of a municipal bond in making its payment obligation could result in the loss of interest income and/or principal to investors.

•
Since the portfolio of each of the trusts is fixed and not managed, in general the Sponsor can only sell bonds at a trust’s termination or in order to meet redemptions. As a result, the price at which a bond is sold may not be the highest price it attained during the life of a trust.

The Public Offering Price

The Public Offering Price per unit as of March 26, 2002, would have been $1,037.59 for the Intermediate Term Trust, $1,045.54 for the Maryland Trust, $1,037.30 for the New York Trust, $1,032.26 for the Ohio Trust and $1,016.82 for the Pennsylvania Trust. During the initial public offering period the Public Offering Price per unit is calculated by:

•	dividing the aggregate offering price of the underlying bonds in a trust by the number of units outstanding

•	adding a Sales Charge or 3.70% (3.842% of the aggregate offering price of the bonds per unit) for the Intermediate Term Trust and

4.70% (4.932% of the aggregate offering price of the bonds per unit) for the Maryland, New York, Ohio and Pennsylvania Trusts

•	adding a per unit amount sufficient to reimburse the Sponsor for organizational costs

After the initial offering period the Public Offering Price per unit is calculated by:

•	dividing the aggregate bid price of the underlying bonds in a trust by the number of units outstanding

•
adding a Sales Charge of 4.00% (4.167% of the aggregate bid price of the bonds per unit) for the Intermediate Term Trust and 5.00% (5.263% of the aggregate bid price of the bonds per unit) for the Maryland, New York, Ohio and Pennsylvania Trusts

Market for Units

The Sponsor currently intends to repurchase units from holders at prices based upon the aggregate bid price of the underlying bonds. The Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If the Sponsor stops repurchasing units, a unit holder may dispose of its units by redemption through the Trustee. The price received from the Trustee by the unit holder for units being redeemed is also based upon the aggregate bid price of the underlying bonds. Units can be sold at any time to the Sponsor or the Trustee without fee or penalty.

TAX EXEMPT SECURITIES TRUST
FEE TABLE FOR INTERMEDIATE TERM TRUST 45

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	3.70%	$38.30
Reimbursement to Sponsor for Estimated Organization Costs	.242%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.119%	$1.18
Other Operating Expenses	.027%	$.27
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.025%	$.25

Total	.171%	$1.70

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .171% and a 5% annual return on the investment throughout the periods	$387	$423	$463	$580

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST
FEE TABLE FOR MARYLAND TRUST 123

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	4.70%	$49.02
Reimbursement to Sponsor for Estimated Organization Costs	.240%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.123%	$1.22
Other Operating Expenses	.031%	$.31
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.025%	$.25

Total	.179%	$1.78

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .179% and a 5% annual return on the investment throughout the periods	$487	$525	$566	$688

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST
FEE TABLE FOR NEW YORK TRUST 206

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	4.70%	$48.64
Reimbursement to Sponsor for Estimated Organization Costs	.242%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.123%	$1.21
Other Operating Expenses	.022%	$.22
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.025%	$.25

Total	.170%	$1.68

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .170% and a 5% annual return on the investment throughout the periods	$487	$522	$561	$677

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST
FEE TABLE FOR OHIO TRUST 89

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	4.70%	$48.40
Reimbursement to Sponsor for Estimated Organization Costs	.243%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.123%	$1.21
Other Operating Expenses	.026%	$.25
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.025%	$.25

Total	.174%	$1.71

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .174% and a 5% annual return on the investment throughout the periods	$487	$523	$564	$682

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST
FEE TABLE FOR PENNSYLVANIA TRUST 120

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	4.70%	$47.67
Reimbursement to Sponsor for Estimated Organization Costs	.246%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.125%	$1.21
Other Operating Expenses	.027%	$.26
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.026%	$.25

Total	.178%	$1.72

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .178% and a 5% annual return on the investment throughout the periods	$487	$525	$566	$687

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST
SUMMARY OF ESSENTIAL INFORMATION
AS OF MARCH 26, 2002 é
Sponsor

Salomon Smith Barney Inc.

Trustee

JPMorgan Chase Bank

Evaluator

Kenny S&P Evaluation Services, a division of J.J. Kenny Company, Inc.

Date of Deposit and of Trust Agreement

March 26, 2002

Mandatory Termination Date*

Each Trust will terminate on the date of maturity, redemption, sale or other disposition of the last Bond held in the Trust.

Record Dates

The first day of each month, commencing  May 1, 2002.

Distribution Dates

The fifteenth day of each month, commencing  May 15, 2002.**

Evaluation Time

As of 1:00 p.m. on the Date of Deposit. Thereafter, as of 4:00 p.m. Eastern Time.

Evaluator’s Fee

The Evaluator will receive a fee of $.29 per bond per evaluation.

Sponsor’s Annual Portfolio Supervision Fee***

Maximum of $.25 per $1,000 face amount of the underlying Bonds.

é	The Date of Deposit. The Date of Deposit is the date on which the Trust Agreement was signed and the deposit with the Trustee was made.
*	The actual date of termination of each Trust may be considerably earlier (see Part B, “Amendment and Termination of the Trust Agreement—Termination”).
**
The first monthly income distribution of $4.69 for the Intermediate Term Trust, $5.17 for the Maryland Trust, $5.06 for the New York Trust, $5.06 for the Ohio Trust and $5.04 for the Pennsylvania Trust will be made on May 15, 2002.

***	In addition to this amount, the Sponsor may be reimbursed for bookkeeping and other administrative expenses not exceeding its actual costs.

TAX EXEMPT SECURITIES TRUST
SUMMARY OF ESSENTIAL INFORMATION
AS OF MARCH 26, 2002
	Intermediate Term Trust 45	Maryland Trust 123	New York Trust 206
Principal Amount of Bonds in Trust	$2,500,000	$2,000,000	$2,500,000
Number of Units	2,500	2,000	2,500
Principal Amount of Bonds in Trust per Unit	$1,000	$1,000	$1,000
Fractional Undivided Interest in Trust per Unit	1/2,500	1/2,000	1/2,500
Minimum Value of Trust:
Trust Agreement may be Terminated if Principal Amount is less than	$1,250,000	$1,000,000	$1,250,000
Calculation of Public Offering Price per Unit*:
Aggregate Offering Price of Bonds in Trust	$2,491,969	$1,988,035	$2,465,400

Divided by Number of Units	$996.79	$994.02	$986.16
Plus: Sales Charge (3.70% for the Intermediate Term Trust and 4.70% for the Maryland and New York Trusts of the Public Offering Price)	$38.30	$49.02	$48.64

Public Offering Price per Unit	$1,035.09	$1,043.04	$1,034.80
Plus: Estimated Organization Expenses	$2.50	$2.50	$2.50
Plus: Accrued Interest*	$.80	$.88	$.86

Total	$1,038.39	$1,046.42	$1,038.16

Sponsor’s Initial Repurchase Price per Unit (per Unit Offering Price of Bonds)**	$996.79	$994.02	$986.16
Approximate Redemption Price per Unit (per Unit Bid Price of Bonds)**	$991.79	$987.02	$977.16

Difference Between per Unit Offering and Bid Prices of Bonds	$5.00	$7.00	$9.00

Calculation of Estimated Net Annual Income per Unit:
Estimated Annual Income per Unit	$49.94	$54.94	$53.76
Less: Estimated Trustee’s Annual Fee***	$1.18	$1.22	$1.21
Less: Other Estimated Annual Expenses	$.52	$.56	$.47

Estimated Net Annual Income per Unit	$48.24	$53.16	$52.08

Calculation of Monthly Income Distribution per Unit:
Estimated Net Annual Income per Unit	$48.24	$53.16	$52.08
Divided by 12	$4.02	$4.43	$4.34
Accrued interest from the day after the Date of Deposit to the first record date**	$4.69	$5.17	$5.06
First distribution per Unit	$4.69	$5.17	$5.06
Daily Rate (360-day basis) of Income Accrual per Unit	$.1340	$.1476	$.1446
Estimated Current Return based on Public Offering Price****	4.65%	5.08%	5.02%
Estimated Long-Term Return****	4.37%	5.04%	5.02%

*	Accrued interest will commence on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).
**
This figure will also include accrued interest from the day after the Date of Deposit to the date of settlement (normally three business days after purchase) and the net cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata basis. As of the close of the initial offering period, the Redemption Price per Unit and the Sponsor’s Repurchase Price per Unit for each Trust will be reduced to reflect the payment of the per Unit organization costs.

***	Per $1,000 principal amount of Bonds, plus expenses.
****
The Estimated Current Return is calculated by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Date of Deposit.

TAX EXEMPT SECURITIES TRUST
SUMMARY OF ESSENTIAL INFORMATION
AS OF MARCH 26, 2002
	Ohio Trust 89	Pennsylvania Trust 120
Principal Amount of Bonds in Trust	$2,000,000	$2,000,000
Number of Units	2,000	2,000
Principal Amount of Bonds in Trust per Unit	$1,000	$1,000
Fractional Undivided Interest in Trust per Unit	1/2,000	1/2,000
Minimum Value of Trust:
Trust Agreement may be Terminated if Principal Amount is less than	$1,000,000	$1,000,000
Calculation of Public Offering Price per Unit*:
Aggregate Offering Price of Bonds in Trust	$1,962,721	$1,933,308

Divided by Number of Units	$981.36	$966.65
Plus: Sales Charge (4.70% of the Public Offering Price)	$48.40	$47.67

Public Offering Price per Unit	$1,029.76	$1,014.32
Plus: Estimated Organization Expenses	$2.50	$2.50
Plus: Accrued Interest*	$.86	$.86

Total	$1,033.12	$1,017.68

Sponsor’s Initial Repurchase Price per Unit (per Unit Offering Price of Bonds)**	$981.36	$966.65
Approximate Redemption Price per Unit (per Unit Bid Price of Bonds)**	$973.94	$959.66

Difference Between per Unit Offering and Bid Prices of Bonds	$7.42	$6.99

Calculation of Estimated Net Annual Income per Unit:
Estimated Annual Income per Unit	$53.79	$53.56
Less: Estimated Trustee’s Annual Fee***	$1.21	$1.21
Less: Other Estimated Annual Expenses	$.50	$.51

Estimated Net Annual Income per Unit	$52.08	$51.84

Calculation of Monthly Income Distribution per Unit:
Estimated Net Annual Income per Unit	$52.08	$51.84
Divided by 12	$4.34	$4.32
Accrued interest from the day after the Date of Deposit to the first record date**	$5.06	$5.04
First distribution per Unit	$5.06	$5.04
Daily Rate (360-day basis) of Income Accrual per Unit	$.1446	$.1440
Estimated Current Return based on Public Offering Price****	5.05%	5.10%
Estimated Long-Term Return****	5.06%	5.05%

*	Accrued interest will commence on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).
**
This figure will also include accrued interest from the day after the Date of Deposit to the date of settlement (normally three business days after purchase) and the net cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata basis. As of the close of the initial offering period, the Redemption Price per Unit and the Sponsor’s Repurchase Price per Unit for each Trust will be reduced to reflect the payment of the per Unit organization costs.

***	Per $1,000 principal amount of Bonds, plus expenses.
****
The Estimated Current Return is calculated by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Date of Deposit.

TAX EXEMPT SECURITIES TRUST
PORTFOLIO SUMMARY AS OF MARCH 26, 2002
	Intermediate Term Trust 45	Maryland Trust 123	New York Trust 206
Number of municipal bonds (from 10 states for the Intermediate Term Trust, from Maryland for the Maryland Trust, and from New York and Puerto Rico for the New York Trust)	10	6	7
Number of bonds issued with “original issue discount”	5	5	7
Average life to maturity of the bonds in the Trust (in years)	10.1	30.8	29.0

	Percentages†	Percentages†	Percentages†
Percentage of bonds acquired from the Sponsor (as sole underwriter, member of underwriting syndicate or otherwise from its own organization)	4.1%	0.0%	0.0%

General obligation bonds backed by the taxing power of state issuer	30.7%	0.0%	19.7%
Bonds not supported by the issuer’s power to levy tax	69.3%	100.0%	80.3%

The bonds derived their income from the following primary sources:
• educational facilities	6.3%	35.5%*	18.5%
• hospital and health care facilities	52.9%*	29.2%*	7.1%
• housing facilities	0.0%	15.2%	0.0%
• special tax	0.0%	20.1%	0.0%
• various purpose	10.1%	0.0%	34.0%*
• water and sewer facilities	0.0%	0.0%	20.7%

The bonds in the Trust are rated as follows:
• Standard & Poor’s
AAA	18.0%	0.0%	10.8%
AA	4.2%	32.1%	35.4%
A	67.7%	52.7%	39.9%

Total	89.9%	84.8%	86.1%

• Moody’s
Aa	10.1%	15.2%	13.9%

Total	10.1%	15.2%	13.9%

The following insurance companies have insured the bonds in the Trust as to timely payment of principal and interest:
• ACA	38.6%	23.6%	0.0%
• AMBAC	0.0%	0.0%	7.1%
• Asset Guaranty	0.0%	20.1%	0.0%
• MBIA	0.0%	0.0%	3.7%

Total	38.6%	43.7%	10.8%

†	Percentages based on the aggregate offering price of the bonds in the Trust.
*	The Trust is considered to be “concentrated” in a particular category when bonds of that type make up 25% or more of the portfolio.

TAX EXEMPT SECURITIES TRUST
PORTFOLIO SUMMARY AS OF MARCH 26, 2002
	Ohio Trust 89	Pennsylvania Trust 120
Number of municipal bonds (from Ohio for the Ohio Trust and from Pennsylvania for the Pennsylvania Trust)	6	7
Number of bonds issued with “original issue discount”	6	7
Average life to maturity of the bonds in the Trust (in years)	27.7	26.6

	Percentages†	Percentages†
Percentage of bonds acquired from the Sponsor (as sole underwriter, member of underwriting syndicate or otherwise from its own organization)	0.0%	0.0%

General obligation bonds backed by the taxing power of state issuer	26.1%	0.0%
Bonds not supported by the issuer’s power to levy tax	73.9%	100.0%

The bonds derived their income from the following primary sources:
• educational facilities	22.5%	28.6%*
• gas works facilities	0.0%	9.8%
• hospital and health care facilities	41.7%*	41.5%*
• transportation facilities	9.7%	0.0%
• water and sewer facilities	0.0%	20.1%

The bonds in the Trust are rated as follows:
• Standard & Poor’s
AAA	35.8%	44.4%
AA	12.3%	29.0%
A	29.4%	12.9%

Total	77.5%	86.3%

• Moody’s
A	22.5%	13.7%

Total	22.5%	13.7%

The following insurance companies have insured the bonds in the Trust as to timely payment of principal and interest:
• AMBAC	26.1%	20.0%
• FSA	9.7%	9.8%
• MBIA	0.0%	14.6%

Total	35.8%	44.4%

†	Percentages based on the aggregate offering price of the bonds in the Trust.
*	The Trust is considered to be “concentrated” in a particular category when bonds of that type make up 25% or more of the portfolio.

UNDERWRITING

The names and addresses of the Underwriters and the number of Units to be sold by them are as follows:

	Units
	Intermediate Term Trust 45	Maryland Trust 123	New York Trust 206	Ohio Trust 89	Pennsylvania Trust 120
Salomon Smith Barney Inc. 388 Greenwich Street New York, New York 10013	1,550	1,900	1,750	2,000	2,000

CIBC Oppenheimer Corp. 425 Lexington Avenue 3rd Floor New York, New York 10017	100	—	500	—	—

Pershing/division of DLJ 1 Pershing Plaza Jersey City, New Jersey 07399	500	—	—	—	—

Gruntal & Co. Incorporated 100 Northern Boulevard 2nd Floor Great Neck, New York 11021	100	100	250	—	—

UBS PaineWebber Inc. 1285 Avenue of the Americas 9th Floor New York, New York 10019	250	—	—	—	—

Total	2,500	2,000	2,500	2,000	2,000

INDEPENDENT AUDITORS’ REPORT

To the Sponsor, Trustee and Unit Holders of
Tax Exempt Securities Trust, Intermediate Term Trust 45, Maryland Trust 123, New York Trust 206,  Ohio Trust 89 and Pennsylvania Trust 120:

We have audited the accompanying statements of financial condition, including the portfolios of securities, of each of the respective trusts constituting Tax Exempt Securities Trust, Intermediate Term Trust 45,  Maryland Trust 123, New York Trust 206, Ohio Trust 89 and Pennsylvania Trust 120 as of March 26, 2002. These financial statements are the responsibility of the Trustee (see note 6 to the statements of financial condition). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation with the Trustee of an irrevocable letter of credit deposited on March 26, 2002, for the purchase of securities, as shown in the statements of financial condition and portfolios of securities. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of each of the respective trusts constituting Tax Exempt Securities Trust, Intermediate Term Trust 45, Maryland Trust 123, New York Trust 206, Ohio Trust 89 and Pennsylvania Trust 120 as of March 26, 2002, in conformity with accounting principles generally accepted in the United States of America.

New York, New York
March 26, 2002

TAX EXEMPT SECURITIES TRUST
STATEMENTS OF FINANCIAL CONDITION
AS OF DATE OF DEPOSIT, MARCH 26, 2002

	TRUST PROPERTY
	Intermediate Term Trust 45	Maryland Trust 123	New York Trust 206
Investment in Tax-Exempt Securities:
Bonds represented by purchase contracts backed by letter of credit (1)	$2,491,969	$1,988,035	$2,465,400
Accrued interest through the Date of Deposit on underlying bonds (1)(2)	34,361	22,164	38,149
Cash (3)	6,250	5,000	6,250

Total	$2,532,580	$2,015,199	$2,509,799

	LIABILITIES AND INTEREST OF UNIT HOLDERS
Liabilities:
Accrued interest through the Date of Deposit on underlying bonds (1)(2)	$34,361	$22,164	$38,149
Reimbursement to Sponsor for Organization Costs (3)	6,250	5,000	6,250

	40,611	27,164	44,399

Interest of Unit Holders:
Units of fractional undivided interest outstanding (Intermediate Term Trust 45: 2,500; Maryland Trust 123: 2,000; New York Trust 206: 2,500)
Cost to investors (4)	2,593,975	2,091,080	2,593,250
Less—Gross underwriting commission (5)	95,756	98,045	121,600
Less—Organization Costs (3)	6,250	5,000	6,250

Net amount applicable to investors	2,491,969	1,988,035	2,465,400

Total	$2,532,580	$2,015,199	$2,509,799

(1)
Aggregate cost to each Trust of the Bonds listed under the Portfolios of Securities on the immediately following pages is based on offering prices as of 1:00 p.m. on March 26, 2002, the Date of Deposit, determined by the Evaluator on the basis set forth in Part B, “Public Offering—Offering Price.” Svenska Handelsbanken issued an irrevocable letter of credit in the aggregate principal amount of $14,000,000 which was deposited with the Trustee for the purchase of $11,000,000 principal amount of Bonds in all of the Trusts, pursuant to contracts to purchase such Bonds at the aggregate cost of $10,841,433 plus $158,484 representing accrued interest thereon through the Date of Deposit.

(2)
The Indenture provides that the Trustee will advance amounts equal to the accrued interest on the underlying securities of each Trust (net of accrued expenses) through the Date of Deposit and that such amounts will be distributed to the Sponsor as Unit holder of record on such date, as set forth in Part B, “Rights of Unit Holders—Distribution of Interest and Principal.”

(3)
A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or a part of the organization costs of establishing a Trust. These costs have been estimated at $2.50 per Unit for each of the Trusts. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization expenses are less than the estimated amount, only the actual organization expenses will be deducted from the assets of a Trust.

(4)
Aggregate public offering price (exclusive of interest) computed on 2,500 Units of the Intermediate Term Trust, 2,000 Units of the Maryland Trust and 2,500 Units of the New York Trust, on the basis set forth in Part B, “Public Offering—Offering Price.”

(5)
Sales charge of 3.70%, 4.70% and 4.70% computed on 2,500 Units of the Intermediate Term Trust, 2,000 Units of the Maryland Trust and 2,500 Units of the New York Trust, respectively, on the basis set forth in Part B, “Public Offering—Offering Price.”

(6)
The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of each Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of each Trust. The Trustee is also responsible for all estimates (exclusive of estimate of organization expense) and accruals reflected in each Trust’s financial statements. Actual results could differ from these estimates. The Evaluator determines the price for each underlying bond included in each Trust’s Portfolio of Securities on the basis set forth in Part B, “Public Offering—Offering Price.”

TAX EXEMPT SECURITIES TRUST
STATEMENTS OF FINANCIAL CONDITION
AS OF DATE OF DEPOSIT, MARCH 26, 2002

	TRUST PROPERTY
	Ohio Trust 89	Pennsylvania Trust 120
Investment in Tax-Exempt Securities:
Bonds represented by purchase contracts backed by letter of credit (1)	$1,962,721	$1,933,308
Accrued interest through the Date of Deposit on underlying bonds (1)(2)	34,682	29,128
Cash (3)	5,000	5,000

Total	$2,002,403	$1,967,436

	LIABILITIES AND INTEREST OF UNIT HOLDERS
Liabilities:
Accrued interest through the Date of Deposit on underlying bonds (1)(2)	$34,682	$29,128
Reimbursement to Sponsor for Organization Costs (3)	5,000	5,000

	39,682	34,128

Interest of Unit Holders:
Units of fractional undivided interest outstanding (Ohio Trust 89: 2,000; Pennsylvania Trust 120: 2,000)
Cost to investors (4)	2,064,520	2,033,640
Less—Gross underwriting commission (5)	96,799	95,332
Less—Organization Costs (3)	5,000	5,000

Net amount applicable to investors	1,962,721	1,933,308

Total	$2,002,403	$1,967,436

(1)
Aggregate cost to each Trust of the Bonds listed under the Portfolios of Securities on the immediately following pages is based on offering prices as of 1:00 p.m. on March 26, 2002, the Date of Deposit, determined by the Evaluator on the basis set forth in Part B, “Public Offering—Offering Price.” Svenska Handelsbanken issued an irrevocable letter of credit in the aggregate principal amount of $14,000,000 which was deposited with the Trustee for the purchase of $11,000,000 principal amount of Bonds in all of the Trusts, pursuant to contracts to purchase such Bonds at the aggregate cost of $10,841,433 plus $158,484  representing accrued interest thereon through the Date of Deposit.

(2)
The Indenture provides that the Trustee will advance amounts equal to the accrued interest on the underlying securities of each Trust (net of accrued expenses) through the Date of Deposit and that such amounts will be distributed to the Sponsor as Unit holder of record on such date, as set forth in Part B, “Rights of Unit Holders—Distribution of Interest and Principal.”

(3)
A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or a part of the organization costs of establishing a Trust. These costs have been estimated at $2.50 per Unit for each of the Trusts. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization expenses are less than the estimated amount, only the actual organization expenses will be deducted from the assets of a Trust.

(4)
Aggregate public offering price (exclusive of interest) computed on 2,000 Units of the Ohio Trust and 2,000 Units of the Pennsylvania Trust, on the basis set forth in Part B, “Public Offering—Offering Price.”

(5)	Sales charge of 4.70% computed on 2,000 Units of the Ohio Trust and 2,000 Units of the Pennsylvania Trust, respectively, on the basis set forth in Part B, “Public Offering—Offering Price.”
(6)
The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of each Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of each Trust. The Trustee is also responsible for all estimates (exclusive of estimate of organization expense) and accruals reflected in each Trust’s financial statements. Actual results could differ from these estimates. The Evaluator determines the price for each underlying bond included in each Trust’s Portfolio of Securities on the basis set forth in Part B, “Public Offering—Offering Price.”

TAX EXEMPT SECURITIES TRUST
INTERMEDIATE TERM TRUST 45—PORTFOLIO OF SECURITIES
AS OF MARCH 26, 2002

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$100,000	Indiana Health Facility, Financing Authority, Hospital Revenue Bonds, Clarian Health Partners, Inc. 5.375% Due 2/15/2009	AA	2/15/07 @ 102	$103,332	4.800%	$5,375

2.	250,000	Tobacco Settlement Authority, Iowa, Tobacco Settlement Asset-Backed Bonds, 5.50% Due 6/1/2014	Aa3*	6/1/11 @ 101	251,915	5.400	13,750

3.	250,000	St. Tammany Parish, Louisiana, Hospital Service District # 1 Revenue Bonds, St. Tammany Parish Hospital Project, ACA Insured, 5.00% Due 7/1/2009	A	7/1/08 @ 102	251,492	4.900	12,500

4.	305,000	The City of New York, General Obligation Bonds, 5.50% Due 3/15/2014	A	3/15/12 @ 100	316,852	5.000	16,775

5.	150,000	Harveys Lake General Municipal Authority, Pennsylvania, College Revenue Bonds, Misericordia College, ACA Insured, 5.45% Due 5/1/2009	A	—	155,798	4.800	8,175

6.	100,000	Montgomery County, Pennsylvania, Industrial Development Authority, Retirement Community Revenue Refunding Bonds, Adult Communities Total Services, Inc., Obligated Group, 5.625% Due 11/15/2012	A–	11/15/06 @ 102 SF 11/15/09 @ 100	102,917	5.100	5,625

7.	500,000	State Capital Improvement Bonds of the State of South Carolina, 3.50% Due 1/1/2014	AAA	1/1/11 @ 101	448,320	4.650	17,500

8.	250,000	South Dakota State Health & Educational Facilities Authority Revenue Bonds, Prairie Lakes Health Care, ACA Insured, 5.45% Due 4/1/2013	A	4/1/08 @ 102 SF 4/1/09 @ 100	254,050	5.200	13,625

TAX EXEMPT SECURITIES TRUST
INTERMEDIATE TERM TRUST 45—PORTFOLIO OF SECURITIES
AS OF MARCH 26, 2002

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

9.	$300,000	Wisconsin Health and Educational Facilities Authority Revenue Bonds, Agnesian Healthcare, Inc., 5.50% Due 7/1/2012	A–	7/1/11 @ 100	$307,632	5.150%	$16,500

10.	295,000	Teton County, Wyoming, Hospital District Hospital Revenue Refunding and Improvement Bonds, ACA Insured, 5.10% Due 12/1/2009	A	12/1/08 @ 101	299,661	4.850	15,045

	$2,500,000				$2,491,969		$124,870

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

TAX EXEMPT SECURITIES TRUST
MARYLAND TRUST 123—PORTFOLIO OF SECURITIES
AS OF MARCH 26, 2002
	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$300,000	Maryland State Community Development Administration, Department Housing & Community Development, Multi-Family Housing Revenue Bonds, 5.40% Due 5/15/2033	Aa3*	5/15/12 @ 100	$302,307	5.300%	$16,200

2.	450,000	Maryland Economic Development Corporation, Student Housing Revenue Bonds, University Village at Sheppard Pratt, ACA Insured, 6.00% Due 7/1/2033	A	7/1/11 @ 101 SF 7/1/22 @ 100	468,657	5.500	27,000

3.	250,000	Maryland Health and Higher Educational Facilities Authority Revenue Bonds, Greater Baltimore Medical Center Issue, 5.00% Due 7/1/2034	A+	7/1/11 @ 100 SF 7/1/26 @ 100	238,445	5.300	12,500

4.	250,000	Maryland Health and Higher Educational Facilities Authority Refunding Revenue Bond, The Johns Hopkins University Issue, 5.00% Due 7/1/2041	AA	7/1/11 @ 100	237,643	5.300	12,500

5.	350,000	Maryland Health and Higher Educational Facilities Authority Revenue Bonds, Mercy Medical Center Issue, 5.625% Due 7/1/2031	A–	7/1/11 @ 100 SF 7/1/23 @ 100	341,383	5.800	19,688

6.	400,000	Montgomery County, Maryland, Special Obligation Bonds, West Germantown Development District, Asset Guaranty Insured, 5.50% Due 7/1/2027	AA	7/1/12 @ 101	399,600	5.507	22,000

	$2,000,000				$1,988,035		$109,888

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

TAX EXEMPT SECURITIES TRUST
NEW YORK TRUST 206—PORTFOLIO OF SECURITIES
AS OF MARCH 26, 2002

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$500,000	The City of New York, General Obligation Bonds, 5.25% Due 3/15/2032	A	3/15/12 @ 100 SF 3/15/29 @ 100	$485,300	5.450%	$26,250

2.	500,000	New York City, New York, Municipal Water Finance Authority, Water and Sewer System Revenue Bonds, 5.50% Due 6/15/2033	AA	6/15/10 @ 101 SF 6/15/32 @ 100	508,995	5.250	27,500

3.	500,000	New York Counties Tobacco Trust II, Tobacco Settlement Pass-Through Bonds, 5.625% Due 6/1/2035	A	6/1/11 @ 101 SF 6/1/12 @ 100	499,500	5.631	28,125

4.	385,000	Dormitory Authority of the State of New York, City University Educational Facilities Revenue Bonds, 5.00% Due 7/1/2028	AA–	7/1/08 @ 101 SF 7/1/24 @ 100	363,483	5.400	19,250

5.	190,000	Dormitory Authority of the State of New York, The New York Presbyterian Hospital, FHA-Insured Mortgage Hospital Revenue Bonds, AMBAC Insured, 4.75% Due 8/1/2027	AAA	2/1/08 @ 101 SF 8/1/17 @ 100	174,268	5.350	9,025

6.	100,000	Dormitory Authority of the State of New York, State University Educational Facilities Revenue Bonds, MBIA Insured, 4.75% Due 5/15/2028	AAA	5/15/08 @ 101 SF 5/15/21 @ 100	91,600	5.350	4,750

7.	325,000	The Children’s Trust Fund, Puerto Rico, Tobacco Settlement Asset-Backed Bonds, 6.00% Due 7/1/2026	Aa3*	7/1/10 @ 100 SF 7/1/11 @ 100	342,254	5.200	19,500

	$2,500,000				$2,465,400		$134,400

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

TAX EXEMPT SECURITIES TRUST
OHIO TRUST 89—PORTFOLIO OF SECURITIES
AS OF MARCH 26, 2002

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$200,000	Cleveland, Ohio, Airport System Revenue Bonds, FSA Insured, 5.00% Due 1/1/2031	AAA	1/1/10 @ 101 SF 1/1/23 @ 100	$191,176	5.300%	$10,000

2.	100,000	County of Cuyahoga, Ohio, Hospital Improvement Revenue Bonds, The Metrohealth System Project, 6.15% Due 2/15/2029	A–	2/15/09 @ 101 SF 2/15/25 @ 100	102,745	5.750	6,150

3.	250,000	Lorain County, Ohio, Hospital Revenue Refunding & Improvement Bonds, Catholic Healthcare, 5.25% Due 10/1/2033	AA–	10/1/11 @ 101 SF 10/1/22 @ 100	240,690	5.500	13,125

4.	500,000	Nordonia Hills, Ohio, City School District, School Improvement Bonds, AMBAC Insured, 5.45% Due 12/1/2025	AAA	12/1/10 @ 101 SF 12/1/21 @ 100	512,165	5.150	27,250

5.	500,000	City of Parma, Ohio, Hospital Improvement and Refunding Revenue Bonds, The Parma General Community Hospital Association, 5.375% Due 11/1/2029	A–	11/1/08 @ 101 SF 11/1/19 @ 100	474,180	5.750	26,875

6.	450,000	Rickenbacker, Ohio, Port Authority Capital Funding Revenue Bonds, OASBO Asset Pooled, 5.375% Due 1/1/2032	A2*	—	441,765	5.500	24,188

	$2,000,000				$1,962,721		$107,588

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

TAX EXEMPT SECURITIES TRUST
PENNSYLVANIA TRUST 120—PORTFOLIO OF SECURITIES
AS OF MARCH 26, 2002

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$300,000	Pennsylvania State Higher Educational Facilities Authority, College & University Revenue Bonds, Trustees University of Pennsylvania, 4.75% Due 7/15/2033	AA	7/15/08 @ 100 SF 7/15/31 @ 100	$270,678	5.400%	$14,250

2.	300,000	Pennsylvania State Higher Educational Facilities Authority, Temple University Revenue Bonds, Trustees University of Pennsylvania, MBIA Insured, 5.00% Due 7/15/2031	AAA	7/15/11 @ 101 SF 7/15/22 @ 100	282,417	5.400	15,000

3.	250,000	Allegheny County, Pennsylvania, Hospital Development Authority, Hospital Revenue Bonds, South Hills Health System, 6.625% Due 5/1/2020	A2*	5/1/10 @ 100 SF 5/1/13 @ 100	263,985	5.750	16,562

4.	300,000	Chester County, Pennsylvania, Health Educational Facilities Authority Health System Revenue Bonds, Jefferson Health System, 5.375% Due 5/15/2027	AA–	5/15/08 @ 101 SF 5/15/23 @100	290,931	5.600	16,125

5.	200,000	City of Philadelphia, Pennsylvania, Gas Works Revenue Bonds, FSA Insured, 5.00% Due 7/1/2029	AAA	7/1/09 @ 101 SF 7/1/24 @ 100	188,634	5.400	10,000

6.	400,000	City of Philadelphia, Pennsylvania, Water and Wastewater Revenue Bonds, AMBAC Insured, 5.125% Due 8/1/2027	AAA	8/1/07 @ 102 SF 8/1/23 @ 100	387,560	5.350	20,500

7.	250,000	Health Care Facilities Authority of Sayre, Pennsylvania, Revenue Bonds, Guthrie Health Issue, 5.875% Due 12/1/2031	A–	12/1/11 @ 101 SF 12/1/22 @ 100	249,103	5.900	14,688

	$2,000,000				$1,933,308		$107,125

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

NOTES TO PORTFOLIOS OF SECURITIES

(1)
For a description of the meaning of the applicable rating symbols as published by Standard & Poor’s Ratings Group, a division of McGraw-Hill Companies, Inc., Moody’s Investors Service(*) and Fitch Ratings(**), see Part B, “Bond Ratings.”

(2)
There is shown under this heading the year in which each issue of Bonds initially is redeemable and the redemption price for that year; unless otherwise indicated, each issue continues to be redeemable at declining prices thereafter, but not below par. “SF” indicates a sinking fund has been or will be established with respect to an issue of Bonds. The prices at which Bonds may be redeemed or called prior to maturity may or may not include a premium and, in certain cases, may be less than the cost of the Bonds to a Trust. Certain Bonds in a Portfolio, including Bonds listed as not being subject to redemption provisions, may be redeemed in whole or in part other than by operation of the stated redemption or sinking fund provision under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. For example, see discussion of obligations of housing authorities in Part B, “Tax Exempt Securities Trust—Risk Factors.”

(3)
Contracts to purchase Bonds were entered into during the period January 23, 2002, through March 26, 2002, with settlement dates on or before April 11, 2002. The Profit to the Sponsor on Deposit totals $21,112 for the Intermediate Term Trust, $17,446 for the Maryland Trust, $23,098 for the New York Trust, $23,676 for the Ohio Trust and $23,741 for the Pennsylvania Trust.

(4)
Evaluation of the Bonds by the Evaluator is made on the basis of current offering prices for the Bonds. The current offering prices of the Bonds are greater than the current bid prices of the Bonds. The Redemption Price per Unit and the public offering price of the Units in the secondary market are determined on the basis of the current bid prices of the Bonds. (See Part B, “Public Offering—Offering Price” and “Rights of Unit Holders—Redemption of Units.”) Yield on Date of Deposit was computed on the basis of offering prices on the date of deposit. On March 26, 2002, the aggregate bid price of the Bonds was $2,479,469 for the Intermediate Term Trust, $1,974,045 for the Maryland Trust, $2,442,900 for the New York Trust, $1,947,882 for the Ohio Trust and $1,919,328 for the Pennsylvania Trust.

PROSPECTUS—Part B:

Note that Part B of this Prospectus may not be
distributed unless accompanied by Part A.

TAX EXEMPT SECURITIES TRUST

The Trusts

For over 20 years, Tax Exempt Securities Trust has specialized in quality municipal bond investments designed to meet a variety of investment objectives and tax situations. Tax Exempt Securities Trust is a convenient and cost effective alternative to individual bond purchases. Each Trust is one of a series of similar but separate unit investment trusts. A unit investment trust provides many of the same benefits as individual bond purchases. However, while receiving many of the benefits, the holder of Units (the “Holder”) avoids the complexity of analyzing, selecting and monitoring a multi-bond portfolio. Each Trust is also created under the laws of the State of New York by a Trust Indenture and Agreement and related Reference Trust Agreement dated the Date of Deposit (collectively, the “Trust Agreement”), of Salomon Smith Barney Inc., as Sponsor, JPMorgan Chase Bank, as Trustee, and Kenny S&P Evaluation Services, a division of J.J. Kenny Company, Inc., as Evaluator. Each Trust containing Bonds of a state for which such Trust is named (a “State Trust”) and each National or Intermediate Term Trust is referred to herein as the “Trust” and together they are referred to as “Trusts.” On the Date of Deposit, the Sponsor deposited contracts and funds (represented by a certified check or checks and/or an irrevocable letter or letters of credit, issued by a major commercial bank) for the purchase of certain interest-bearing obligations (the “Bonds”) and/or Units of preceding Series of Tax Exempt Securities Trust (the “Deposited Units”). The Bonds and Deposited Units (if any) are referred to herein collectively as the “Securities.” After the deposit of the Securities and the creation of the Trusts, the Trustee delivered to the Sponsor registered certificates of beneficial interest (the “Certificates”) representing the units (the “Units”) comprising the entire ownership of each Trust. These Units are now being offered pursuant to this Prospectus. References to multiple Trusts herein should be read as references to a single Trust if Part A indicates the creation of only one Trust.

Objectives

The objectives of each Trust are tax-exempt income and conservation of capital through an investment in a diversified portfolio of municipal bonds. There is no guarantee that a Trust’s objectives will be achieved.

Portfolio

The Sponsor’s investment professionals select Bonds for the Trust portfolios from among the 200,000 municipal bond issues that vary according to bond purpose, credit quality and years to maturity. The following factors, among others, were considered in selecting the Bonds for each Trust:

•	whether the interest on the Bonds selected would be exempt from federal and/or state income taxes imposed on the Holders;

•	for an uninsured Trust, whether the Bonds were rated “A” or better by a major bond rating agency;

•	for an insured Trust, whether the bonds were rated “AAA” or its equivalent by a major bond rating agency;

•	the maturity dates of the Bonds (including whether such Bonds may be called or redeemed prior to their stated maturity);

•	the diversity of the types of Bonds; and

•	the cost of the Bonds relative to what the Sponsor believes is their value.

An Intermediate Term Trust will have a dollar-weighted average portfolio maturity of more than three years but no more than eleven years from the

Date of Deposit. A National or State Trust not specified as to term will have a dollar weighted average portfolio maturity of more than ten years from the Date of Deposit.

The Units

Each Unit in a Trust represents a fractional undivided interest in the principal and net income of such Trust. If any Units are redeemed after the date of this Prospectus, the principal amount of Bonds in the Trust will be reduced by an amount allocable to redeemed Units. Also, the fractional undivided interest in the Trust represented by each unredeemed Unit will be increased. Units will remain outstanding until redeemed or until the termination of the Trust.

RISK FACTORS

An investment in Units is subject to the following risks.

Failure of Issuers to Pay Interest and/or Principal

The primary risk associated with an investment in Bonds is that the issuer of the Bond will default on principal and/or interest payments when due on the Bond. Such a default would have the effect of lessening the income generated by the Trust and/or the value of the Trust’s Units. The bond ratings assigned by major rating organizations are an indication of the issuer’s ability to make interest and principal payments when due on its bonds. Subsequent to the date of deposit the rating assigned to a bond may decline. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any bond.

Original Issue Discount Bonds and Zero Coupon Bonds

Certain of the Bonds in the Trust may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of current interest. For federal income tax purposes, original issue discount on such bonds must be accrued over the terms of such bonds. On sale or redemption, the difference between (i) the amount realized (other than amounts treated as tax-exempt income), and (ii) the tax basis of such bonds (properly adjusted for the accrual of original issue discount) will be treated as taxable income, gain or loss. See “Taxes” herein.

“When Issued” and “Delayed Delivery” Bonds

Certain Bonds in a Trust may have been purchased by the Sponsor on a “when issued” basis. Bonds purchased on a “when issued” basis have not yet been issued by their governmental entity on the Date of Deposit (although such governmental entity had committed to issue such Bonds). In the case of these and/or certain other Bonds, the delivery of the Bonds may be delayed (“delayed delivery”) or may not occur. The effect of a Trust containing “delayed delivery” or “when issued” Bonds is that Holders who purchased their Units prior to the date such Bonds are actually delivered to the Trustee may have to make a downward adjustment in the tax basis of their Units. Such downward adjustment may be necessary to account for interest accruing on such “when issued” or “delayed delivery” Bonds during the time between the Holders purchase of Units and delivery of such Bonds to a Trust. Such adjustment has been taken into account in computing the Estimated Current Return and Estimated Long-Term Return set forth herein, which is slightly lower than Holders may receive after the first year. To the extent that the delivery of such Bonds is delayed beyond their respective expected delivery dates, the Estimated Current Return and Estimated Long-Term Return for the first year may be lower than indicated in the “Summary of Essential Information” in Part A.

Redemption or Sale Prior to Maturity

Most of the Bonds in the Portfolio of a Trust are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price. Such price valuation is likely to be higher in periods of declining interest rates. Certain of the Bonds may be sold or redeemed or otherwise mature. In such cases, the proceeds from such events will be distributed to Holders and will not be reinvested. Thus, no assurance can be given that a Trust will retain for any length of time its present size and composition. To the extent that a Bond was deposited in a Trust at a price higher than the price at which it is redeemable, or at a price higher than the price at which it is sold, a sale or redemption will result in a loss in the value of Units. Monthly distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to sold or redeemed bonds. The Estimated Current Return and Estimated Long-Term Return of the Units may be adversely affected by such sales or redemptions.

Market Discount

The Portfolio of the Trust may consist of some Bonds whose current market values were below face value on the Date of Deposit. A primary reason for the market value of such Bonds being less than face value at maturity is that the interest coupons of such Bonds are at lower rates than the current market interest rate for comparably rated Bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity. A market discount tax-exempt Bond will have a larger portion of its total return in the form of taxable ordinary income (because market discount income is taxable ordinary income) and less in the form of tax-exempt income than a comparable Bond bearing interest at current market rates. See “Taxes” herein.

Failure of a Contract to Purchase Bonds

In the event that any contract for the purchase of any Bond fails, the Sponsor is authorized under the Trust Agreement to instruct the Trustee to acquire other securities (the “Replacement Bonds”) for inclusion in the Portfolio of the affected Trust. However, in order for the Trustee to acquire any Replacement Bonds, they must be deposited not later than the earlier of (i) the first monthly Distribution Date of the Trust or (ii) 90 days after such Trust was established. The cost and aggregate principal amount of a Replacement Bond may not exceed the cost and aggregate principal amount of the Bond which it replaces. In addition, a Replacement Bond must:

•	be a tax-exempt bond;

•	have a fixed maturity or disposition date comparable to the Bond it replaces;

•	be purchased at a price that results in a yield to maturity and in a current return which is approximately equivalent to the yield to maturity and current return of the Bond which it replaces;

•	be purchased within twenty days after delivery of notice of the failed contracts;

•	for an uninsured Trust, be rated in a category of A or better by a major rating organization; and

•	for an insured Trust, be rated AAA or its equivalent by a major rating organization.

Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Holders of such Trust of the acquisition of the Replacement Bond.

In the event that a contract to purchase any of the Bonds fails and Replacement Bonds are not acquired, the Trustee will, not later than the second monthly Distribution Date, distribute to Holders the funds attributable to the failed contract. The Sponsor will, in such a case, refund the sales charge applicable to the failed contract. If less than all the funds attributable to a failed contract are applied to purchase Replacement Bonds, the remaining moneys will be distributed to Holders not later than the second monthly Distribution Date. Moreover, the failed contract may reduce the Estimated Net Annual Income per Unit, and may lower the Estimated Current Return and Estimated Long-Term Return of the affected Trust.

Risks Inherent in an Investment in Different Types of Bonds

The Trust may contain or be concentrated in one or more of the classifications of Bonds referred to below. A Trust is considered to be “concentrated” in a particular category when the Bonds in that category constitute 25% or more of the aggregate value of the Portfolio. An investment in Units of the Trust should be made with an understanding of the risks that these investments may entail, certain of which are described below.

General Obligation Bonds. Certain of the Bonds in the Portfolio may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer’s pledge of its full faith, credit and taxing power for the payment of principal and interest. However, the taxing power of any governmental entity may be limited by provisions of state constitutions or laws and an entity’s credit will depend on many factors. Some such factors are the entity’s tax base, the extent to which the entity relies on federal or state aid, and other factors which are beyond the entity’s control.

Industrial Development Revenue Bonds (“IDRs”). IDRs including pollution control revenue bonds, are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer. Payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Such corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry.

Hospital and Health Care Facility Bonds. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors. Some such factors are the level of payments received from private third-party payors and government programs and the cost of providing health care services. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs associated with their bonds. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

Single Family and Multi-Family Housing Bonds. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families. Single-family mortgage revenue bonds are issued for the purpose of acquiring notes secured by mortgages on residences. The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and non-economic factors. Such factors include: occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims. All single family mortgage revenue bonds and certain multi-family housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool. Therefore, the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Mortgage loans are frequently partially or completely prepaid prior to their final stated maturities. To the extent that these obligations were valued at a premium when a Holder purchased Units, any prepayment at par would result in a loss of capital to the Holder and reduce the amount of income that would otherwise have been paid to Holders.

Power Facility Bonds. The ability of utilities to meet their obligations with respect to bonds they issue is dependent on various factors. These factors include the rates they may charge their customers, the demand for a utility’s services and the cost of providing those services. Utilities are also subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Utilities are additionally subject to increased costs due to governmental environmental regulation and decreased profits due to increasing competition. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility’s results of operations. The Sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to Bonds.

Water and Sewer Revenue Bonds. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by a number of factors. Some such factors are the failure of municipalities to utilize fully the facilities constructed by these authorities, declines in revenue from user charges, rising construction and maintenance costs, impact of environmental requirements, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs, the impact of “no growth” zoning ordinances and the continued availability of federal and state financial assistance and of municipal bond insurance for future bond issues.

University and College Bonds. The ability of universities and colleges to meet their obligations is dependent upon various factors. Some of these factors, of which an investor should be aware, are the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities. Also, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education may affect an institution’s ability to make payments on its own.

Lease Rental Bonds. Lease rental bonds are predominantly issued by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings or the purchase of equipment that will be used by a state or local government. Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Lease rental bonds are subject to the risk that the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states as rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. Also, in the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project.

Capital Improvement Facility Bonds. The Portfolio of a Trust may contain Bonds which are in the capital improvement facilities category. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

Solid Waste Disposal Bonds. Bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. Also, increasing environmental regulation on the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires more waste producers to use waste disposal facilities, it also imposes significant costs on the facilities.

Moral Obligation Bonds. The Trust may also include “moral obligation” bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Thus, such a commitment generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation or debt of the state. The agencies or authorities generally have no taxing power.

Refunded Bonds. Refunded Bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

Airport, Port and Highway Revenue Bonds. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports, highways and port authorities. Airport operating income may be affected by the ability of airlines to meet their obligations under the agreements with airports. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility. The Sponsor cannot predict what effect conditions may have on revenues which are dependent for payment on these bonds.

Special Tax Bonds. Special tax bonds are payable from and secured by the revenues derived by a municipality from a particular tax. Examples of such special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Therefore, payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

Tax Allocation Bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located. Such payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: reduction of, or a less than anticipated increase in, taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

Transit Authority Bonds. Mass transit is generally not self-supporting from fare revenues. Therefore, additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

Convention Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the convention facilities category. Bonds in the convention facilities category include special limited obligation securities issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

Correctional Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the correctional facilities category. Bonds in the correctional facilities category include special limited obligation securities issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/or appropriations.

Puerto Rico Bonds. Certain of the Bonds in the Trust may be general obligations and/or revenue bonds of issuers located in Puerto Rico. These Bonds will be affected by general economic conditions in Puerto Rico. The economy of Puerto Rico is fully integrated with that of the mainland United States. During fiscal 2000, approximately 88% of Puerto Rico’s exports were to the United States mainland, which was also the source of 56% of Puerto Rico’s imports. In fiscal 2000, Puerto Rico experienced a $11.4 billion positive adjusted merchandise trade balance. The dominant sectors of the Puerto Rico economy are manufacturing and services. Gross product in fiscal 1996 was $30.4 billion and gross product in fiscal 2000 was $41.4 billion ($34.8 billion in 1996 prices). This represents an increase in gross product of 36.3% from fiscal 1996 to 2000 (14.7% in 1996 prices).

Average employment increased from 1,092,200 in fiscal 1996, to 1,159,470 in fiscal 2000. Average unemployment decreased from 13.8% in fiscal 1996, to 11.0% in fiscal 2000, the lowest annual unemployment rate in more than two decades. According to the Labor Department’s Household Employment Survey, total employment decreased 0.1% from fiscal 2000 to fiscal 2001. Total monthly employment averaged 1,157,850 during fiscal 2001, compared to 1,159,466 in fiscal 2000.

The Planning Board’s gross product forecast for fiscal 2001, made in March 2001, projected an increase of 2.2% over fiscal 2000 and an increase of 2.0% for fiscal 2002. The performance of the economy during fiscal 2001 and 2002 will be effected principally by the performance of the United States economy and by the increase in oil prices and, to a lesser extent, by the level of interest rates. Since

Puerto Rico is heavily dependent on oil imports for its energy needs, if the level of oil prices remain at their current high levels, this may adversely affect economic activity in Puerto Rico during the remainder of fiscal 2001 and during fiscal 2002.

Insurance

All of the bonds in an insured Trust are, and certain bonds in an uninsured Trust (the “Insured Bonds”) may be, insured or guaranteed by American Capital Access Corporation (“ACA”), Asset Guaranty Insurance Co. (“AGI”), Ambac Assurance Corporation (“AMBAC”), Asset Guaranty Reinsurance Company (“Asset Guaranty”), Capital Markets Assurance Corp. (“CAPMAC”), Connie Lee Insurance Company (“Connie Lee”), Financial Guaranty Insurance Company “FGIC”), Financial Security Assurance Inc. (“FSA”), or MBIA Insurance Corporation (“MBIA”) (collectively, the “Insurance Companies”). Insurance policies generally make payments only according to a bond’s original payment schedule and do not make early payments when a bond defaults or becomes taxable. Although the federal government does not regulate the insurance business, various state laws and federal initiatives and tax law changes could significantly affect the insurance business. The claims-paying ability of each of these companies, unless otherwise indicated, is rated AAA by Standard & Poor’s or another acceptable national rating service. Standard & Poor’s has assigned an A claims-paying ability to ACA and an AA claims-paying ability to AGI. All of the bonds in an insured Trust will be insured or guaranteed by a AAA-rated insurer as of the Date of Deposit. The ratings are subject to change at any time at the discretion of the rating agencies.

The cost of this insurance is borne either by the issuers or previous owners of the bonds. The Sponsor does not insure the bonds in conjunction with their deposit in a Trust and makes no representations with regard to the adequacy of the insurance covering any of the Insured Bonds. The insurance policies are non-cancellable and will continue in force so long as the bonds are outstanding and the insurers remain in business. The insurance policies guarantee the timely payment of principal and interest on the Insured Bonds. However, the insurance policies do not guarantee the market value of the Insured Bonds or the value of the Units. The above information relating to the Insurance Companies has been obtained from publicly available information. No representation is made as to the accuracy or adequacy of the information or as to the absence of material adverse changes since the information was made available to the public.

Litigation and Legislation

To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trust. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, with respect to Bonds in the Trust. Litigation, for example, challenging the issuance of pollution control revenue bonds under environmental protection statutes may affect the validity of Bonds or the tax-free nature of their interest. While the outcome of litigation of this nature can never be entirely predicted, opinions of bond counsel are delivered on the date of issuance of each Bond to the effect that the Bond has been validly issued and that the interest thereon is exempt from regular federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the Bonds.

Tax Exemption

From time to time Congress considers proposals to tax the interest on state and local obligations, such as the Bonds. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted into law, could adversely affect an investment in Units. See “Taxes” herein for a more detailed discussion concerning the tax consequences of an investment in Units. Holders are urged to consult their own tax advisers.

TAXES

This is a general discussion of some of the income tax consequences of the ownership of the Units. It applies only to investors who hold the Units as capital assets. It does not discuss rules that apply to investors subject to special tax treatment, such as securities dealers, financial institutions, insurance companies, tax-exempt organizations or anyone who holds the Units as part of a hedge or straddle.

The Bonds

In the opinions of bond counsel delivered on the dates the Bonds were issued (or in opinions to be delivered, in the case of when issued Bonds), the interest on the Bonds is excludable from gross income for regular federal income tax purposes under the law in effect at that time (except in certain circumstances because of the identity of the holder). However, interest on the Bonds may be subject to state and local taxes. The Sponsor and Paul, Hastings, Janofsky & Walker LLP have not made and will not make any review of the procedures for the issuance of the Bonds or the basis for these opinions.

In the opinions of bond counsel referred to above, none of the interest received on the Bonds at the time of issuance is subject to the alternative minimum tax for individuals. However, the interest is includible in the calculation of a corporation’s alternative minimum tax.

In the case of certain Bonds, the opinions of bond counsel indicate that interest received by a substantial user of the facilities financed with proceeds of the Bonds, or persons related thereto, will not be exempt from regular federal income tax, although interest on those Bonds received by others generally would be exempt. The term substantial user includes only a person whose gross revenue derived with respect to the facilities financed by the issuance of the Bonds is more than 5% of the total revenue derived by all users of those facilities, or who occupies more than 5% of the usable areas of those facilities or for whom those facilities or a part thereof were specifically constructed, reconstructed or acquired. Related persons are defined to include certain related natural persons, affiliated corporations, partners and partnerships. Similar rules may be applicable for state tax purposes.

The opinions of bond counsel are limited to the law existing at the time the Bonds were issued, and may not apply to the extent that future changes in law, regulations or interpretations affect such Bonds. Interest on some or all of the Bonds may become subject to regular federal income tax, perhaps retroactively to their dates of issuance, as a result of possible changes in federal law or as a result of the failure of issuers (or other users of the proceeds of the bonds) to comply with certain ongoing requirements. Failure to meet these requirements could cause the interest on the Bonds to become taxable, thereby reducing the value of the Bonds, subjecting holders of the Bonds to unanticipated tax liabilities and possibly requiring the Trustee to sell the Bonds at reduced values.

The Sponsor and Paul, Hastings, Janofsky & Walker LLP have not made any investigation as to the current or future owners or users of the facilities financed by the Bonds, the amount of such persons’ outstanding tax-exempt private activity bonds, or the facilities themselves, and it is not possible to give any assurance that future events will not affect the tax-exempt status of the Bonds.

From time to time Congress considers proposals to tax the interest on state and local obligations such as the Bonds and it can be expected that similar proposals, including proposals for a flat tax or consumption tax, may be introduced in the future. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted, could adversely affect an investment in Units. The decision does not, however, affect the current exemption from taxation of the interest earned on the Bonds in the Trust.

As of the date of this prospectus, legislation passed in 2001 will phase in lower personal income tax rates under federal law over the next several years. Under lower personal income tax rates on interest income, the benefit of the tax-exempt status of the Bonds held by the Trusts is relatively less than the benefit that would exist under higher tax rates. Investors should be aware of this change in tax rates given that the interest rates on the Bonds generally are lower than interest rates on similar taxable bonds.

Investors should consult their tax advisors for advice with respect to the effect of these provisions on their particular tax situation.

The Trust

In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing law as of the date of this Prospectus:

The Trusts are not associations taxable as corporations for federal income tax purposes, and the interest on the Bonds that is excludable from federal gross income when received by the Trusts will be excludable from the federal gross income of the Holders. Any proceeds paid under the insurance policies described above issued to the Trusts with respect to the Bonds and any proceeds paid under individual policies obtained by issuers of Bonds or other parties that represent maturing interest on defaulted obligations held by the Trusts will be excludable from federal gross income to the same extent as such interest would have been excludable if paid in the normal course by the issuer of the defaulted obligations.

Each Holder will be considered the owner of a pro rata portion of the Bonds and any other assets held in the Trust under the grantor trust rules of the Code. Each Holder will be considered to have received its pro rata share of income from Bonds held by the Trust on receipt by the Trust (or earlier accrual, depending on the Holder’s method of accounting and depending on the existence of any original issue discount on the Bonds), and each Holder will have a taxable event when an underlying Bond is disposed of (whether by sale, redemption, or payment at maturity) or when the Holder sells, exchanges or redeems its Units.

The opinion of Paul, Hastings, Janofsky & Walker LLP, which is set forth above, as to the tax status of the Trusts is not affected by the provision of the Trust Agreement that authorizes the acquisition of Replacement Bonds or by the implementation of the option automatically to reinvest principal and interest distributions from the Trusts pursuant to the Reinvestment Programs, described under “Reinvestment Programs” in this Part B. However, reinvestment does not avoid a taxable event that otherwise occurs.

Other Tax Issues

The Trust may contain Bonds issued with original issue discount. Holders are required to accrue tax-exempt original issue discount by using the constant interest method provided for the holders of taxable obligations and to increase the basis of a tax-exempt obligation by the amount of any accrued tax-exempt original issue discount. These provisions are applicable to obligations issued after September 3, 1982, and acquired after March 1, 1984. The Trust’s tax basis (and the Holder’s tax basis) in a Bond is increased by any tax-exempt accrued original issue discount. For Bonds issued after June 9, 1980, that are redeemed prior to maturity, the difference between the Trust’s basis, as adjusted, and the amount received will be taxable gain or loss to the Holders.

Holders should consult their own tax advisors with respect to the state and local tax consequences of owning original issue discount bonds. It is possible that in determining state and local taxes, interest on tax-exempt bonds issued with original issue discount may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

The total cost of a Unit to a Holder, including sales charge, is allocated among the Bonds held in the Trust (in proportion to the values of each Bond) in order to determine the Holder’s per Unit tax basis for each Bond. The tax basis reduction requirements of the Code relating to amortization of bond premium discussed below will apply separately to the per Unit cost of each such Bond.

A Holder will be considered to have purchased its pro rata interest in a Bond at a premium when it acquires a Unit if its tax cost for its pro rata interest in the Bond exceeds its pro rata interest in the Bond’s face amount (or the issue price plus accrued original issue discount of an original issue discount bond). The Holder will be required to amortize any premium over the period remaining before the maturity or call date of the Bond. Amortization of premium on a Bond will reduce a Holder’s tax basis for its pro rata interest in the Bond, but will not result in any deduction from the Holder’s income. Thus, for example, a Holder who purchases a Unit at a price that results in a Bond premium and resells it at the same price will recognize taxable gain equal to the portion of the premium that was amortized during the period the Holder is considered to have held such interest.

Bond premium must be amortized under the method the Holder regularly employs for amortizing bond premium (assuming such method is reasonable). With respect to a callable bond, the premium must be computed with respect to the call price and be amortized to the first call date (and successively to later call dates based on the call prices for those dates).

Gain or loss realized on a sale, maturity or redemption of the Bonds or on a sale or redemption of a Unit is includible in gross income for federal, state and local income tax purposes. That gain or loss will be capital gain or loss, assuming that the Unit is held as a capital asset, except for any accrued interest, accrued original issue discount or accrued market discount. When a Bond is sold by the Trust, taxable gain or loss will be realized by the Holder equal the difference between (i) the amount received (excluding the portion representing accrued interest) and (ii) the adjusted basis (including any accrued original issue discount). Taxable gain or loss will also result if a Unit is sold or redeemed for an amount different from its adjusted basis to the Holder. The amount received when a Unit is sold or redeemed is allocated among all the Bonds in the Trust in the same manner if the Trust had disposed of the Bonds, and the Holder may exclude accrued interest, including any accrued original issue discount, but not amounts attributable to market discount. The return of a Holder’s tax basis is otherwise a tax-free return of capital.

A Holder may acquire its Units or the Trust may acquire Bonds at a price that represents a market discount for the Bonds. Bonds purchased at a market discount tend to increase in market value as they approach maturity, when the principal amount is payable, thus increasing the potential for taxable gain (or reducing the potential for loss) on their redemption, maturity or sale. Gain on the disposition of a Bond purchased at a market discount generally will be treated as taxable ordinary income, rather than capital gain, to the extent of any accrued market discount.

Long-term capital gains realized by non-corporate Holders (with respect to Units and Bonds held for more than one year) will be taxed at a maximum federal income tax rate of 20% (10% if the non-corporate Holder is, and would be after accounting for such gains, eligible for the 10% or 15% tax bracket for ordinary income), while ordinary income and short-term capital gains received by non-corporate Holders will be taxed at a maximum federal income tax rate of 38.6%. These rates are scheduled to change over time under legislation passed in 2001. Beginning in the year 2001, for Holders in the 10% or 15% tax bracket for ordinary income (or in the year 2006, for Holders in tax brackets higher than 15% for ordinary income), capital gains realized with respect to Units and Bonds held for more than five years may be subject to a reduced rate of long-term capital gains tax. The deductibility of capital losses is limited to the amount of capital gain; in addition, up to $3,000 of capital losses of noncorporate Holders ($1,500 in the case of married individuals filing separate returns) may be deducted against ordinary income. Since the proceeds from the sale of Bonds, under certain circumstances, may not be distributed pro-rata, a Holder’s taxable income or gain for any year may exceed its actual cash distributions in that year.

If the Trust purchases any units of a previously issued unit investment trust series, based on the opinion of counsel with respect to such series, the Trust’s pro rata ownership interest in the bonds of such series (or any previously issued series) will be treated as though it were owned directly by the Trust.

Among other things, the Code provides for the following: (1) interest on certain private activity bonds is an item of tax preference included in the calculation of alternative minimum tax, however bond counsel has opined that none of the Bonds in the Trust are covered by this provision; (2) 75% of the amount by which adjusted current earnings (including interest on all tax-exempt bonds) exceed alternative minimum taxable income, as modified for this calculation, will be included in corporate alternative minimum taxable income; (3) subject to certain exceptions, no financial institution is allowed a deduction for interest expense allocable to tax-exempt interest on bonds acquired after August 7, 1986; (4) the amount of the deduction allowed to property and casualty insurance companies for underwriting loss is decreased by an amount determined with regard to tax-exempt interest income and the deductible portion of dividends received by such companies; (5) an issuer must meet certain requirements on a continuing basis in order for interest on a bond to be tax-exempt, with failure to meet such requirements resulting in the loss of tax exemption; and (6) the branch profits tax on U.S. branches of foreign corporations may have the effect of taxing a U.S. branch of a foreign corporation on the interest on bonds otherwise exempt from tax.

The Code provides that a portion of social security benefits is includible in taxable income for taxpayers whose “modified adjusted gross income” combined with a portion of their social security benefits exceeds a base amount. The base amount is $32,000 for a married couple filing a joint return, zero for married persons filing separate returns and not living apart at all times during the year, and $25,000 for all others. Interest on tax-exempt bonds is added to adjusted gross income for purposes of determining whether an individual’s income exceeds this base amount.

Certain S corporations, with accumulated earnings and profits from years in which they were subject to regular corporate tax, may be subject to tax on tax-exempt interest.

If borrowed funds are used by a Holder to purchase or carry Units of the Trust, interest on such indebtedness will not be deductible for federal income tax purposes. Fees and expenses of the Trust will also not be deductible. Under rules used by the Internal Revenue Service, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. Similar rules are applicable for purposes of state and local taxation.

After the end of each calendar year, the Trustee will furnish to each Holder an annual statement containing information relating to the interest received by the Trust on the Bonds, the gross proceeds received by the Trust from the disposition of any Bond (resulting from redemption or payment at maturity of any Bond or the sale by the Trust of any Bond), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Holder and to the Internal Revenue Service. Holders are required to report to the Internal Revenue Service the amount of tax-exempt interest received during the year.

EXPENSES AND CHARGES

Initial Expenses

Investors will reimburse the Sponsor on a per Unit basis, all or a portion of the estimated costs incurred in organizing each Trust including the cost of the initial preparation of documents relating to a Trust, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses. The estimated organization costs will be paid to the Sponsor from the assets of a Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the costs incurred in establishing a Trust, as well as advertising and selling expenses and other out-of-pocket expenses will be paid at no cost to the Trusts.

Fees

The Trustee’s, Evaluator’s and Sponsor’s fees are set forth under the Summary of Essential Information. The Trustee receives for its services as Trustee payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee’s fee is based on the principal amount of Bonds contained in the Trust during the preceding month. The Trustee also receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture.

The Evaluator’s fee, which is earned for Bond evaluations, is received for each evaluation of the Bonds in a Trust as set forth under Summary of Essential Information.

The Sponsor’s fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year. The Sponsor’s fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services for the Trust. However, at no time will the total amount the Sponsor receives for trust supervisory services rendered to all series of Tax Exempt Securities Trusts in any calendar year exceed the aggregate cost to it of supplying these services in that year. In addition, the Sponsor may also be reimbursed for bookkeeping or other administrative services provided to the Trust in amounts not exceeding its cost of providing those services.

The fees of the Trustee, Evaluator and Sponsor may be increased without approval of Holders in proportion to increases under the classification “All Services Less Rent” in the Consumer Price Index published by the United States Department of Labor.

Other Charges

The following additional charges are or may be incurred by a Trust: all expenses of the Trustee (including fees and expenses of counsel and auditors) incurred in connection with its activities under the Trust Agreement, including reports and communications to Holders; expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Holders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust.

To the extent lawful, the Trust will also pay expenses associated with updating the Trusts’ registration statements and maintaining registration or qualification of the Units and/or a Trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust’s sponsor. Any payments received by the Sponsor reimbursing it for payments made to update Trusts’ registration statements will not exceed the costs incurred by the Sponsors.

The Trusts shall further incur expenses associated with all taxes and other governmental charges imposed upon the Bonds or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee’s fee, when paid by or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Bonds in order to make funds available to pay all expenses. All direct distribution expenses of the Trusts (including the costs of maintaining the secondary market for the Trusts), such as printing and distributing prospectuses, and preparing, printing and distributing any advertisements or sales literature, will be paid at no cost to the Trusts.

PUBLIC OFFERING
Offering Price

During the initial public offering period, the Public Offering Price of the Units is determined by adding to the Evaluator’s determination of the aggregate offering price of the Bonds per Unit a sales charge equal to a percentage of the Public Offering Price of the Units, as set forth in the table below. In addition, during the initial public offering period a portion of the Public Offering Price per Unit also consists of cash in an amount sufficient to pay the per Unit portion of all or a part of the cost incurred in organizing and offering a Trust. After the initial public offering period, the Public Offering Price of the Units of a Trust will be determined by adding to the Evaluator’s determination of the aggregate bid price of the Bonds per Unit a sales charge equal to 4.00% of the Public Offering Price (4.167% of the aggregate bid price of the Bonds per Unit) for an Intermediate Term Trust and 5.00% of the Public Offering Price (5.263% of the aggregate bid price of the Bonds per Unit) for a National or State Trust. A proportionate share of accrued and undistributed interest on the Bonds in a Trust at the date of delivery of the Units to the purchaser is also added to the Public Offering Price.

During the initial public offering period, the sales charge and dealer concession for the Maryland, New York, Ohio and Pennsylvania Trusts will be reduced as follows:

Units Purchased†	Percent of Public Offering Price	Percent of Net Amount Invested	Dealer Concession
1-99	4.70%	4.932%	$33.00
100-249	4.25%	4.439%	$32.00
250-499	4.00%	4.167%	$30.00
500-999	3.50%	3.627%	$25.00
1,000 or more	3.00%	3.093%	$20.00

During the initial public offering period, the sales charge and dealer concession for the Intermediate Term Trust will be reduced as follows:

Units Purchased†	Percent of Public Offering Price	Percent of Net Amount Invested	Dealer Concession
1-99	3.70%	3.842%	$26.00
100-249	3.25%	3.359%	$25.00
250-499	3.00%	3.093%	$22.00
500-999	2.50%	2.564%	$18.00
1,000 or more	2.00%	2.041%	$13.00

† The reduced sales charge is also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for one Unit, etc. Units held in the name of the spouse or child under the age of 21 of the purchaser are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge.

The holders of units of any unit investment trust (the “Exchangeable Series”) may exchange units of the Exchangeable Series for Units of a Trust of this Series at their relative net asset values, subject to a fixed sales charge of $25 per Unit. See “Exchange Option” herein.

The Sponsor may at any time change the amount by which the sales charge is reduced, or discontinue the discount completely.

Employees of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units at a Public Offering Price equal to the Evaluator’s determination of the aggregate offering price of the Bonds per Unit plus a sales charge of .50%. In addition, during the initial public offering period a portion of the Public Offering Price per Unit also consists of cash in an amount sufficient to pay the per Unit portion of all or a part of the cost incurred in organizing and offering a Trust. After the initial public offering period such purchases may be made at a Public Offering Price equal to the Evaluator’s determination of the aggregate bid price of the Bonds per Unit plus a sales charge of .50%. Sales through such plans to employees of the Sponsor result in less selling effort and selling expenses than sales to the general public. Participants in the Smith Barney Asset OneSM Program and in the Reinvestment Program of any series of the Trust may purchase Units at a Public Offering Price equal to the Evaluator’s determination of the aggregate offering price of the Bonds (plus cash held by the Trust for organization and offering costs) per Unit during the initial offering period and after the initial offering period at a Public Offering Price equal to the Evaluator’s determination of the aggregate bid price of the Bonds per Unit. Participants in the Smith Barney Asset OneSM Program are subject to certain fees for specified securities brokerage and execution services.

Method of Evaluation

During the initial public offering period, the aggregate offering price of the Bonds is determined by the Evaluator (1) on the basis of current offering prices for Bonds, (2) if offering prices are not available for any Bonds, on the basis of current offering prices for comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations are made each business day as of the Evaluation Time set forth in the Summary of Essential Information. Following the initial public offering period, the aggregate bid price of the Bonds will be determined by the Evaluator (1) on the basis of the current bid prices for the Bonds, (2) if bid prices are not available for any Bonds, on the basis of current bid prices of comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations will be made each business day as of the Evaluation Time set forth in the Summary of Essential Information. The term “business day,” as used herein shall exclude Saturdays, Sundays and any day on which the New York Stock Exchange is closed. The difference between the bid and offering prices of the Bonds may be expected to average approximately 1 1/2% of principal amount of the Bonds. In the case of actively traded securities, the difference may be as little as  1/2 of 1%, and in the case of inactively traded securities such difference will usually not exceed 3%. On the Date of Deposit for each Trust the aggregate current offering price of such Bonds per Unit exceeded the bid price of such Bonds per Unit by the amounts set forth under Summary of Essential Information.

Distribution of Units

During the initial public offering period Units of a Trust will be distributed to the public at the Public Offering Price through the Underwriters and dealers. The initial public offering period is 30 days unless all Units of a Trust are sold prior thereto, in which case the initial public offering period terminates with the sale of all Units. So long as all Units initially offered have not been sold, the Sponsor may extend the initial public offering period for up to four additional successive 30-day periods. Upon completion of the initial public offering, Units which remain unsold or which may be acquired in the secondary market may be offered by this Prospectus at the Public Offering Price determined in the manner provided for secondary market sales.

It is the Sponsor’s intention to qualify Units of a Trust for sale through the Underwriters and dealers who are members of the National Association of Securities Dealers, Inc. Units of a State Trust will be offered for sale in the state for which the Trust is named. The Sponsor also may qualify Units of a State Trust for sale in other states. Units will initially be sold to dealers at prices which represent a concession equal to the amount designated in the tables under “Public Offering—Offering Price.” The Sponsor reserves the right to change the amount of the concession to dealers from time to time and to vary the amount of the concession to affiliated dealers. After the initial offering period the dealer concession is negotiated on a case-by-case basis.

Sales will be made only with respect to whole Units, and the Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. A purchaser does not become a Holder or become entitled to exercise the rights of a Holder (including the right to redeem his Units) until he has paid for his Units. Generally, such payment must be made within five business days after an order for the purchase of Units has been placed. The price paid by a Holder is the Public Offering Price in effect at the time his order is received, plus accrued interest. This price may be different from the Public Offering Price in effect on any other day, including the day on which he made payment for the Units.

Market for Units

While the Sponsor is not obligated to do so, its intention is to maintain a market for the Units of a Trust and to continuously offer to purchase such Units at prices based upon the aggregate bid price of the underlying Bonds. The Sponsor may cease to maintain such a market at any time and from time to time without notice if the supply of Units of a Trust of this Series exceeds demand or for any other reason. In this event the Sponsor may nonetheless purchase Units at prices based on the current Redemption Price of those Units. In the event that a market is not maintained for the Units of a Trust, a Holder desiring to dispose of its Units may be able to do so by tendering such Units to the Trustee for redemption at the Redemption Price.

Exchange Option

Holders may exchange their Units of this Series for Units of any series of Tax Exempt Securities Trust (the “Exchange Trust”) available for sale in the state in which the Holder resides. Such exchange will be at a Public Offering Price for the Units of the Exchange Trust to be acquired based on a fixed sales charge of $25 per Unit. The terms of the Exchange Option will also apply to Holders who wish to exchange Units of an Exchangeable Series for Units of a Trust of this Series. The Sponsor reserves the right to modify, suspend or terminate this plan at any time without further notice to Holders. Therefore, there is no assurance that the Exchange Option will be available to a Holder. Exchanges will be effected in whole units only. If the proceeds from the Units being surrendered are less than the cost of a whole number of Units being acquired, the exchanging Holder will be permitted to add cash in an amount to round up to the next highest number of whole Units.

An exchange of Units pursuant to the Exchange Option for units of an Exchange Trust, or Units of an Exchangeable Series for Units of a Trust, will generally constitute a taxable event under the Code, i.e., a Holder will recognize a gain or loss at the time of exchange. However, an exchange of Units of this Trust for Units of any other series of the Tax Exempt Securities Trust, or Units of an Exchangeable Series for Units of a Trust of this Series, which are grantor trusts for U.S. federal income tax purposes, will not constitute a taxable event to the extent that the underlying securities in each trust do not differ materially either in kind or in extent. Holders are urged to consult their own tax advisors as to the tax consequences to them of exchanging Units in particular cases.

Units of the Exchange Trust or a Trust of this Series will be sold under the Exchange Option at the bid prices (for trusts being offered in the secondary market) and offer prices (for trusts being offered in the primary market) of the underlying securities in the particular portfolio involved per Unit plus a fixed charge of $25 per Unit. Sales to dealers will be made at prices which represent a concession. The amount of the concession will be established at the time of sale by the Sponsor. As an example, assume that a Holder, who has three Units of a trust with a current price of $1,020 per Unit based on the bid prices of the underlying securities, desires to exchange his Units for Units of a series of an Exchange Trust with a current price of $880 per Unit based on the bid prices of the underlying securities. In this example, the proceeds from the Holder’s Units will aggregate $3,060. Since only whole Units of an Exchange Trust or a Trust of this Series may be purchased under the Exchange Option, the Holder would be able to acquire three Units in the Exchange Trust for a total cost of $2,715 ($2,640 for the Units and $75 for the sales charge) and would receive the remainder of his proceeds ($345) in cash. The Holder, at his option, could also decide to add $560 ($535 for the Unit and $25 for the sales charge) to the remaining cash balance and purchase another Unit of the Exchange Trust as explained in the first paragraph of this section.

Reinvestment Programs

Distributions of interest and/or principal are made to Holders monthly. The Holder has the option of either receiving a monthly income check from the Trustee or participating in one of the reinvestment programs offered by the Sponsor provided such Holder meets the minimum qualifications of the reinvestment program and such program lawfully qualifies for sale in the jurisdiction in which the Holder resides. Upon enrollment in a reinvestment program, the Trustee will direct monthly interest distributions and principal distributions to the reinvestment program selected by the Holder. Since the Sponsor has arranged for different reinvestment alternatives Holders should contact the Sponsor for more complete information, including charges and expenses. The appropriate prospectus will be sent to the Holder. The Holder should read the prospectus for a reinvestment program carefully before deciding to participate. Participation in the reinvestment program will apply to all Units of a Trust owned by a Holder and may be terminated at any time by the Holder. The program may also be modified or terminated by the Trustee or the program’s Sponsor.

Sponsor’s and Underwriters’ Profits

The Underwriters receive a commission based on the sales charge of a particular Trust as adjusted pursuant to the agreement among Underwriters. The Sponsor receives a gross commission equal to the applicable sales charge for any Units they have underwritten, and receive the difference between the applicable sales charge and the Underwriter’s commission for the remainder of the Units. In addition, the Sponsor may realize profits or sustain losses in the amount of any difference between the cost of the Bonds to a Trust and the purchase price of such Bonds to the Sponsor. Under certain circumstances, an Underwriter may be entitled to share in such profits, if any, realized by the Sponsor. The Sponsor may also realize profits or sustain losses with respect to Bonds deposited in a Trust which were acquired from its own organization or from underwriting syndicates of which it was a member. During the initial public offering period the Underwriters also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the offering prices of the Bonds and hence in the Public Offering Price received by the

Underwriters for Units. Cash made available to the Sponsor prior to the anticipated first settlement date for the purchase of Units may be used in the Sponsor’s businesses to the extent permitted by applicable regulations.

In maintaining a market for the Units the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which they buy such Units and the price at which they resell or redeem such Units.

RIGHTS OF HOLDERS

Certificates

Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer.

Certificates may be issued in denominations of one Unit or any multiple thereof. A Holder may be required to pay $2.00 per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Holder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

Distribution of Interest and Principal

Interest and principal received by a Trust will be distributed on each monthly Distribution Date on a pro rata basis to Holders of record in such Trust as of the preceding Record Date. All distributions will be net of applicable expenses and funds required for the redemption of Units and, if applicable, reimbursements to the Trustee for interest payments advanced to Holders on previous Distribution Dates.

The Trustee will credit to the Interest Account of a Trust all interest received by such Trust, including that part of the proceeds of any disposition of Bonds of such Trust which represents accrued interest. Other receipts will be credited to the Principal Account of a Trust. The pro rata share of the Interest Account and the pro rata share of cash in the Principal Account represented by each Unit of a Trust will be computed by the Trustee each month as of the Record Date. Proceeds received from the disposition of any of the Bonds subsequent to a Record Date and prior to the next succeeding Distribution Date will be held in the Principal Account and will not be distributed until the following Distribution Date. The distribution to the Holders as of each Record Date will be made on the following Distribution Date or shortly thereafter. Such distributions shall consist of an amount substantially equal to one-twelfth of such Holders’ pro rata share of the estimated annual income to the Interest Account after deducting estimated expenses (the “Monthly Income Distribution”) plus such Holders’ pro rata share of the cash balance in the Principal Account computed as of the close of business on the preceding Record Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units. No distribution need be made from the Principal Account if the balance therein is less than an amount sufficient to distribute $5.00 per Unit. The Monthly Income Distribution per Unit initially will be in the amount shown under Summary of Essential Information for a Trust. The Monthly Income Distribution will change as the income and expenses of such Trust change and as Bonds are exchanged, redeemed, paid or sold.

Normally, interest on the Bonds is paid on a semi-annual basis. Because Bond interest is not received by a Trust at a constant rate throughout the year, any Monthly Income Distribution may be more or less than the amount credited to the Interest Account as of the Record Date. In order to eliminate fluctuations in Monthly Income Distributions resulting from such variances, the Trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide Monthly Income Distributions of approximately equal amounts. The Trustee will then be reimbursed, without interest, for any such advances from funds available from the Interest Account on the next ensuing Record Date. If all or a portion of the Bonds for which advances have been made subsequently fail to pay interest when due, the Trustee may recoup such advances by reducing the amount distributed per Unit in one or more Monthly Income Distributions. If Units are redeemed subsequent to such advances by the Trustee, each remaining Holder will be subject to a greater pro rata reduction in his Monthly Income Distribution. To the extent it is unable to recoup advances from the Interest Account, the Trustee is also entitled to withdraw from the Principal Account. Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to Holders and are available for use by JPMorgan Chase Bank pursuant to normal banking procedures. The Trustee is entitled to the benefit of any reasonable cash balances in the Income and Principal Accounts. Because of the varying interest payment dates of the Bonds, accrued interest may at  any point in time be greater than the amount of interest distributed to Holders. This excess accrued but undistributed interest amount will be added to the value of the Units on any purchase made after the Date of Deposit. If a Holder sells all or a portion of his Units, a portion of his sale proceeds will be allocable to his proportionate share of the accrued interest. Similarly, if a Holder redeems all or a portion of his Units, the Redemption Price per Unit which he is entitled to receive from the Trustee will also include his accrued interest on the Bonds.

As of the first day of each month the Trustee will deduct from the Interest Account of a Trust amounts necessary to pay the expenses of such Trust. To the extent there are not sufficient funds in the Interest Account to pay Trust expenses, the Trustee is also entitled to withdraw from the Principal Account. The Trustee also may withdraw from the accounts such amounts it deems necessary to establish a reserve for any governmental charges payable out of a Trust. Amounts so withdrawn shall not be considered a part of the Trust’s assets until such time as the Trustee returns any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of Units by the Trustee.

The Trustee has agreed to advance to a Trust the amount of accrued interest due on the Bonds from their respective issue dates or previous interest payment dates through the Date of Deposit. This accrued interest amount will be paid to the Sponsor as the holder of record of all Units on the first settlement date for the Units. Consequently, when the Sponsor sells Units of a Trust, the amount of accrued interest to be added to the Public Offering Price of the Units purchased by an investor will include only accrued interest from the day after the Date of Deposit through the date of settlement of the investor’s purchase (normally three business days after purchase), less any distributions from the Interest Account. The Trustee will recover its advances to a Trust (without interest or other cost to such Trust) from interest received on the Bonds deposited in such Trust.

Reports and Records

The Trustee shall furnish Holders in connection with each distribution a statement of the amount of interest and the amount of other receipts which are being distributed, expressed in each case as a dollar amount per Unit. In the event that the issuer of any of the Bonds fails to make payment when due of any interest or principal and such failure results in a change in the amount which would otherwise be distributed as a monthly distribution, the Trustee will, with the first such distribution following such failure, set forth in an accompanying statement, the issuer and the Bond, the amount of the reduction in the distribution per Unit resulting from such failure, the percentage of the aggregate principal amount of Bonds which such Bond represents and information regarding any disposition or legal action with respect to such Bond. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Holder of record, a statement (1) as to the Interest Account: interest received, deductions for payment of applicable taxes and for fees and expenses of a Trust, redemptions of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing interest), deductions for payments of applicable taxes and for fees and expenses of a Trust, redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account. The accounts of a Trust shall be audited not less frequently than annually by independent auditors designated by the Sponsor, and the report of such auditors shall be furnished by the Trustee to Holders upon request.

The Trustee shall keep available for inspection by Holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee including records of the names and addresses of Holders, certificates issued or held, a current list of Bonds in the Portfolio of a Trust and a copy of the Trust Agreement.

Redemption of Units

Units may be tendered to the Trustee for redemption at its unit investment trust office at 4 New York Plaza, New York, New York 10004, upon payment of any relevant tax. At the present time there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

Certificates for Units to be redeemed must be properly endorsed or accompanied by a written instrument of transfer. Holders must sign exactly as their name appears on the face of the certificate with the signature guaranteed by an officer of a national bank or trust company or by a member of either the New York, Midwest or Pacific Stock Exchange. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

Within seven calendar days following such tender, the Holder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit. The “date of tender” is deemed to be the date on which Units are received by the Trustee, except as regards Units received after the close of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading.

Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Bonds in order to make funds available for redemption. Such sales could result in a sale of Bonds by the Trustee at a loss. To the extent Bonds are sold, the size and diversity of a Trust will be reduced.

The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the underlying Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission has by order permitted.

Computation of Redemption Price per Unit

The Redemption Price per Unit of a Trust is determined by the Trustee on the basis of the bid prices of the Bonds in such Trust as of the Evaluation Time on the date any such determination is made. The Redemption Price per Unit of a Trust is each Unit’s pro rata share, determined by the Trustee, of: (1) the aggregate value of the Bonds in such Trust on the bid side of the market (determined by the Evaluator as set forth below), (2) cash on hand in such Trust (other than funds covering contracts to purchase Bonds), and accrued and unpaid interest on the Bonds as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of such Trust, (b) the accrued expenses of such Trust, and (c) cash held for distribution to Holders of such Trust of record as of a date prior to the evaluation. As of the close of the initial public offering period the Redemption Price per Unit will be reduced to reflect the organization costs per Unit of a Trust. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust.

Purchase by the Sponsor of Units Tendered for Redemption

The Trust Agreement requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor maintains a bid in the secondary market, the Sponsor, prior to the close of business on the second succeeding business day, will purchase any Units tendered to the Trustee. Such a purchase by the Sponsor will be at the price so bid by making payment to the Holder in an amount not less than the Redemption Price and not later than the day on which the Units would otherwise have been redeemed by the Trustee.

The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus. Any profit resulting from the resale of such Units will belong to the Sponsor. The Sponsor likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such Units.

SPONSOR

Salomon Smith Barney Inc. (“Salomon Smith Barney”), was incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. On September 1, 1998, Salomon Brothers Inc. merged with and into Smith Barney Inc. (“Smith Barney”) with Smith Barney surviving the merger and changing its name to Salomon Smith Barney Inc. The merger of Salomon Brothers Inc. and Smith Barney followed the merger of their parent companies in November 1997. Salomon Smith Barney, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the National Association of Securities Dealers, Inc. and the Securities Industry Association. Salomon Smith Barney is an indirect wholly-owned subsidiary of Citigroup Inc. Salomon Smith Barney or an affiliate is investment adviser, principal underwriter or distributor of 60 open-end investment companies and investment manager of 12 closed-end investment companies. Salomon Smith Barney also sponsors all Series of Corporate Securities Trust, Government Securities Trust, Harris, Upham Tax-Exempt Fund and Tax Exempt Securities Trust, and acts as sponsor of most Series of Defined Assets Funds.

Limitations on Liability

The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to Holders for taking any action or refraining from any action in good faith or for errors in judgment. The Sponsor shall also not be responsible in any way for depreciation or loss incurred by reason of the sale of any Bonds, except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Responsibility

Although the Trusts are not actively managed as mutual funds are, the portfolios are reviewed periodically on a regular cycle. The Sponsor is empowered to direct the Trustee to dispose of Bonds when certain events occur that adversely affect the value of the Bonds. Such events include: default in payment of interest or principal, default in payment of interest or principal on other obligations of the same issuer, institution of legal proceedings, default under other documents adversely affecting debt service, decline in price or the occurrence of other market or credit factors, or decline in projected income pledged for debt service on revenue Bonds and advanced refunding that, in the opinion of the Sponsor, may be detrimental to the interests of the Holders. The Sponsor intends to provide Portfolio supervisory services for each Trust in order to determine whether the Trustee should be directed to dispose of any such Bonds.

It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange and substitution for any Bonds pursuant to a refunding or refinancing plan. However, the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer is in default with respect to such Bonds or in the judgment of the Sponsor the issuer will probably default in respect to such Bonds in the foreseeable future.

Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds the Trustee is required to give notice thereof to each Holder, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated in this and the preceding paragraph, the acquisition by a Trust of any securities other than the Bonds initially deposited in the Trust is prohibited.

Resignation

If the Sponsor resigns or becomes unable to perform its duties under the Trust Agreement, and no express provision is made for action by the Trustee in such event, the Trustee may appoint a successor sponsor or terminate the Trust Agreement and liquidate the Trusts.

TRUSTEE

The Trustee is JPMorgan Chase Bank with its principal executive office located at 270 Park Avenue, New York, New York 10017, and its unit investment trust office at 4 New York Plaza, New York, New York 10004. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Company and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Bonds deposited in the Trust, the

Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Bonds and coupon-clipping, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

Limitations on Liability

The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any moneys, securities or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties. In addition, the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of a Trust which the Trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction.

Resignation

By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If no successor has accepted the appointment within thirty days after notice of resignation, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

EVALUATOR

The Evaluator is Kenny S&P Evaluation Services, a division of J.J. Kenny Company, Inc., a subsidiary of The McGraw-Hill Companies, Inc., with main offices located at 65 Broadway, New York, New York 10006.

Limitations on Liability

The Trustee, Sponsor and Holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determination by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, the Sponsor, or Holders for errors in judgment. But this provision shall not protect the Evaluator in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Responsibility

The Trust Agreement requires the Evaluator to evaluate the Bonds of a Trust on the basis of their bid prices on the last business day of June and December in each year, on the day on which any Unit of such Trust is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsor.

Resignation

The Evaluator may resign or may be removed by the joint action of the Sponsor and the Trustee. Should such removal occur, the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by a successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

AMENDMENT AND TERMINATION OF THE TRUST AGREEMENT

Amendment

The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Holders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interests of the Holders. However, the Trust Agreement may not be amended to increase the number of Units issuable or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Bonds initially deposited in a Trust. In the event of any amendment, the Trustee is obligated to notify promptly all Holders of the substance of such amendment.

Termination

The Trust Agreement provides that if the principal amount of Bonds held in Trust is less than 50% of the principal amount of the Bonds originally deposited in such Trust, the Trustee may in its discretion and will, when directed by the Sponsor, terminate such Trust. A Trust may be terminated at any time by 100% of the Holders. However, in no event may a Trust continue beyond the Mandatory Termination Date set forth under “Summary of Essential Information.” In the event of termination, written notice thereof will be sent by the Trustee to all Holders. Within a reasonable period after termination, the Trustee will sell any Bonds remaining in the affected Trust. Then after paying all expenses and charges incurred by such Trust, the Trustee will distribute to each Holder, upon surrender for cancellation of his certificate for Units, his pro rata share of the balances remaining in the Interest and Principal Account of such Trust.

MISCELLANEOUS

Legal Opinion

The legality of the Units has been passed upon by Paul, Hastings, Janofsky & Walker LLP, 399 Park Avenue, New York, New York 10022, as special counsel for the Sponsor.

Auditors

The statements of financial condition and portfolios of securities included in this Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

Performance Information

Sales material may compare tax-equivalent yields of long-term municipal bonds to long-term U.S. Treasury bonds and to the Bond Buyer Revenue Bond Index. Such information is based on past performance and is not indicative of future results. Yields on taxable investment are generally higher than those of tax-exempt securities of comparable maturity. While income from municipal bonds is exempt from federal income taxes, income from Treasuries is exempt from state and local taxes. Since Treasuries are considered to have the highest possible credit quality, the difference in yields is somewhat narrower than if compared to corporate bonds with similar ratings and maturities.

BOND RATINGS†

All ratings shown under Part A, “Portfolio of Securities”, except those identified otherwise, are by Standard & Poor’s.

Standard & Poor’s

A Standard & Poor’s corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers, or lessees. The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished to Standard & Poor’s by the issuer and obtained by Standard & Poor’s from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

The ratings are based, in varying degrees, on the following considerations:

I.  Likelihood of default—capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

II.  Nature of and provisions of the obligation; and

III.  Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

AAA—This is the highest rating assigned by Standard & Poor’s to a debt obligation and indicates an extremely strong capacity to pay interest and repay principal.

AA—Bonds rated AA have a very strong capacity to pay interest and repay principal, and in the majority of instances they differ from AAA issues only in small degrees.

A—Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher-rated categories.

BBB—Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher-rated categories.

Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from “AA” to “BB” may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: The letter “p” following a rating indicates the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

Conditional rating(s), indicated by “Con” are given to bonds for which the continuance of the security rating is contingent upon Standard & Poor’s receipt of an executed copy of the escrow agreement

† As described by the rating agencies.

or closing documentation confirming investments and cash flows and/or the security rating is conditional upon the issuance of insurance by the respective insurance company.

Moody’s

A brief description of the applicable Moody’s rating symbols and their meanings is as follows:

Aaa—Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as “gilt edge”. Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa—Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. Aa bonds are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A—Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa—Bonds which are rated Baa are considered as medium grade obligations: i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Rating symbols may include numerical modifiers “1,” “2,” or “3.” The numerical modifier “1” indicates that the security ranks at the high end, “2” in the mid-range, and “3” nearer the low end of the generic category. These modifiers of rating symbols “Aa,” “A” and “Baa” are to give investors a more precise indication of relative debt quality in each of the historically defined categories.

Fitch Ratings

A brief description of the applicable Fitch’s rating symbols and their meanings is as follows:

AAA—These bonds are considered to be investment grade and of the highest quality. The obligor has an extraordinary ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

AA—These bonds are considered to be investment grade and of high quality. The obligor’s ability to pay interest and repay principal, while very strong, is somewhat less than for AAA rated securities or more subject to possible change over the term of the issue.

A—These bonds are considered to be investment grade and of good quality. The obligor’s ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

BBB—These bonds are considered to be investment grade and of satisfactory quality. The obligor’s ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however are more likely to weaken this ability than bonds with higher ratings.

A “+” or a “-” sign after a rating symbol indicates relative standing in its rating.

Duff & Phelps

A brief description of the applicable Duff & Phelps’ rating symbols and their meanings is as follows:

AAA—Highest credit quality. The risk factors are negligible, being only slightly more than for risk-free U.S. Treasury debt.

AA—High credit quality. Protection factors are strong. Risk is modest but may vary slightly from time to time because of economic conditions.

A—Protection factors are average but adequate. However, risk factors are more variable and greater in periods of economic stress.

A “+” or a “-” sign after a rating symbol indicates relative standing in its rating.

FEDERAL TAX FREE VS. TAXABLE INCOME

This table shows the approximate yields which taxable securities must earn in various income brackets to produce, after federal income tax, returns equivalent to specified tax-exempt bond yields. The table is computed on the theory that the taxpayer’s highest bracket tax rate is applicable to the entire amount of any increase or decrease in his taxable income resulting from a switch from taxable to tax-exempt securities or vice versa. The table reflects projected effective federal income tax rates and tax brackets for the 2002 taxable year. These rates are subject to change and lower rates are scheduled to be phased in over the next five years. Because the federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may vary somewhat from those indicated in the table. Use this table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of federal income tax.

2002 Tax Year

Taxable Income Bracket			Tax Exempt Yield
Joint Return	Single Return	Federal Tax Bracket	Effective Federal Tax Rate
				4.00%	4.50%	5.00%	5.50%	6.00%	6.50%
			Taxable Equivalent Yield

$ 0- 12,000	$ 0- 6,000	10.00%	10.00%	4.44%	5.00%	5.56%	6.11%	6.67%	7.22%
$ 12,001- 46,700	$ 6,001- 27,950	15.00	15.00	4.71	5.29	5.88	6.47	7.06	7.65
$ 46,701-112,850	$ 27,951- 67,700	27.00	27.00	5.48	6.16	6.85	7.53	8.22	8.90
$112,851-137,300	$ 67,701-137,300	30.00	30.00	5.71	6.43	7.14	7.86	8.57	9.29
$137,301-171,950	$137,301-141,250	30.00	30.90	5.79	6.51	7.24	7.96	8.68	9.41
$171,951-307,050	$141,251-307,050	35.00	36.05	6.25	7.04	7.82	8.60	9.38	10.16
Over $307,050	Over $307,050	38.60	39.76	6.64	7.47	8.30	9.13	9.96	10.79

Note: This table reflects the following:
1
Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $137,300, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $206,000 for married taxpayers filing a joint tax return and $137,300 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.

2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
3
The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.

4
Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

PROSPECTUS—Part C:
________________________________________________

Note: Part C of this Prospectus may not be
distributed unless accompanied by Parts A and B.
________________________________________________

TAX EXEMPT SECURITIES TRUST—THE STATE TRUSTS

Potential purchasers of the Units of a State Trust should consider the fact that the Trust’s Portfolio consists primarily of Bonds issued by the state for which such State Trust is named or its municipalities or authorities and realize the substantial risks associated with an investment in such Bonds. Each State Trust is subject to certain additional risk factors. The Sponsor believes the discussions of risk factors summarized below describe some of the more significant aspects of the State Trusts. The sources of such information are the official statements of issuers as well as other publicly available documents. While the Sponsor has not independently verified this information, it has no reason to believe that such information is not correct in all material respects. Investment in a State Trust should be made with an understanding that the value of the underlying Portfolio may decline with increases in interest rates.

Maryland Trust

Risk Factors—The Public indebtedness of the State of Maryland (the “State”) and its instrumentalities is divided into three general types. The State issues general obligation bonds for capital improvements and for various State projects to the payment of which the State ad valorem property tax is exclusively pledged. In addition, the Maryland Department of Transportation issues for transportation purposes its limited, special obligation bonds payable primarily from specific, fixed-rate excise taxes and other revenues related mainly to highway use. Certain authorities issue obligations payable solely from specific non-tax, enterprise fund revenues and for which the State has no liability and has given no moral obligation assurance.

General obligation bonds of the State are authorized and issued primarily to provide funds for State-owned capital improvements, including institutions of higher learning, and the construction of locally owned public schools. Bonds have also been issued for local government improvements, including grants and loans for water quality improvement projects and correctional facilities, to provide funds for repayable loans or outright grants to private, non-profit cultural or educational institutions, and to fund certain loan and grant programs.

The Maryland Constitution prohibits the contracting of State debt unless it is authorized by a law levying an annual tax or taxes sufficient to pay the debt service within 15 years and prohibiting the repeal of the tax or taxes or their use for another purpose until the debt is paid. As a uniform practice, each separate enabling act which authorizes the issuance of general obligation bonds for a given object or purpose has specifically levied and directed the collection of an ad valorem property tax on all taxable property in the State. The Board of Public Works is directed by law to fix by May 1 of each year the precise rate of such tax necessary to produce revenue sufficient for debt services requirements of the next fiscal year, which begins July 1. However, the taxes levied need not be collected if or to the extent that funds sufficient for debt services requirements in the next fiscal year have been appropriated in the annual State budget. Accordingly, the Board in annually fixing the rate of property tax after the end of the regular legislative session in April, takes account of appropriations of general funds for debt service.

In the opinion of counsel, the courts of Maryland have jurisdiction to entertain proceeds and power to grant mandatory injunctive relief to (i) require the Governor to include the annual budget a sufficient appropriation to pay all general obligation bond debt service for the ensuing fiscal year; (ii) prohibit the General Assembly from taking action to reduce any such appropriation below the level required for that debt service; (iii) require the Board of Public Works to fix and collect a tax on all property in the State subject to assessment for State tax purposes at a rate and in an amount sufficient to make such payments to the extent that adequate funds are not provided in the annual budget; and (iv) provide such other relief as might be necessary to enforce the collection of such taxes and payment of the proceeds of the tax collection to the holders of general obligation bonds, pari passu, subject to the inherent constitutional limitations referred to below.

It is also the opinion of counsel that, while the mandatory injunctive remedies would be available and while the general obligation bonds of the State are entitled to constitutional protection against the impairment of the obligation of contracts, such constitutional protection and the enforcement of such remedies would not be absolute. Enforcement of a claim for payment of the principal of or interest on the bonds would be subject to the provisions of any statutes that may be constitutionally enacted by the United States Congress or the Maryland General Assembly extending the time for payment or imposing other constraints upon the enforcement.

There is no general debt limit imposed by the Maryland Constitution or public general laws, but a special committee created by statute annually submits to the Governor an estimate of the maximum amount of new general obligation debt that prudently may be authorized. Although the committee’s responsibilities are advisory only, the Governor is required to give due consideration to the committee’s findings in preparing a preliminary allocation of new general debt authorization for the next ensuing fiscal year.

Consolidated Transportation Bonds are limited obligations issued by the Maryland Department of Transportation, the principal of which must be paid within 15 years from the date of issue, for highway, port, transit, rail or aviation facilities or any combination of such facilities. Debt service on Consolidated Transportation Bonds is payable from those portions of the excise tax on each gallon of motor vehicle fuel and the motor vehicle titling tax, all mandatory motor vehicle registration fees, monitor carrier fees, and the corporate income tax as are credited to the Maryland Department of Transportation, plus all departmental operating revenues and receipts. Holders of such bonds are not entitled to look to other sources for payment.

The Maryland Department of Transportation also issues its bonds to provide financing of local road construction and various other county transportation projects and facilities. Debt service on these bonds is payable from the subdivisions’ share of highway user revenues held to their credit in a special State fund.

The Maryland Transportation Authority operates certain highway, bridge and tunnel toll facilities in the State. The tolls and other revenues received from these facilities are pledged as security for revenue bonds of the Authority issued under and secured by a trust agreement between the Authority and a corporate trustee.

Certain other instrumentalities of the State government are authorized to borrow money under legislation which expressly provides that the loan obligations shall not be deemed to constitute a debt or a pledge of the faith and credit of the State. The Community Development Administration of the Department of Housing and Community development, the Board of Trustees of St. Mary’s College of Maryland, the Maryland Environmental Service, the Board of Regents of the University of Maryland System, the Board of Regents of Morgan State University, and the Maryland Food Center Authority have issued and have outstanding bonds of this type. The principal of and interest on bonds issued by these bodies are payable solely from various sources, principally fees generated from use of the facilities or enterprises financed by the bonds.

Under a Comprehensive Plan of Financing, as amended, of the Maryland Stadium Authority, the Authority is authorized to finance the acquisition and construction of sports facilities at a site within the City of Baltimore. Currently, the Stadium Authority operates Oriole Park at Camden Yards which opened in 1992. The Authority’s financings are lease-backed revenue obligations, payment of which is secured by, among other things, an assignment of revenues to be received under a lease of the sports facilities from the Authority to the State of Maryland; rental payments due from the State under that lease will be subject to annual appropriation by the Maryland General Assembly. In October 1993, the Stadium Authority entered into an agreement to implement a synthetic fixed rate refinancing of the Sports Facility Bonds using a combination of variable rate refunding obligations and forward interest rate exchange agreements. In accordance with that agreement, the Stadium Authority issued its $17,850,000 Sports Facilities Lease Revenue Bonds, Series 1989C, and issued its $121,000,000 Sports Facilities Lease Revenue Refunding Bonds in December 1999, to refund its Sports Facilities Lease Revenue Bond Series 1989D.

The Stadium Authority currently operates PSINET Stadium, which opened in 1998. In connection with construction of that facility, the Stadium Authority sold $87.565 million in lease-backed revenue bonds on May 1, 1996. The proceeds from the bonds, along with cash available from State lottery proceeds, investment earnings, and other sources will be used to pay project design and construction expenses of approximately $229 million. The bonds are solely secured by an assignment of revenues received under a lease of the project from the Stadium Authority to the State. In June 1998, the Stadium Authority entered into an agreement to implement a synthetic fixed rate refinancing of the Football Lease-Back Revenue Bonds using a combination of variable rate refunding obligations and forward interest rate exchange agreements. On December 15, 1997, the Stadium Authority issued $4,640,000 in Sports Facilities Lease Revenue Bonds, Series 1997. The proceeds from these Bonds were used toward the construction of the Ravens Football Stadium.

The Stadium Authority has also been assigned responsibility for constructing an expansion of the Convention Centers in Baltimore City and Ocean City and construction of a conference center in Montgomery County. The Baltimore Convention Center expansion cost $167 million and is being financed through a combination of funding from Baltimore City, Stadium Authority revenue bonds, and State general obligation bonds. The Ocean City Convention Center expansion cost $33.2 million and is being financed through a matching grant from the State to Ocean City and a combination of funding from Ocean City and the Stadium Authority. The Montgomery County Conference Center cost $33.5 million and was financed through a combination of funding from Montgomery County and the Stadium Authority.

The Stadium Authority is also authorized to provide development and construction of the Hippodrome Theatre as part of Baltimore City’s West Side Development. The cost of renovating the theatre is projected to be $56,000,000 and is being financed by various sources.

The Water Quality Revolving Loan Fund is administered by the Water Quality Financing Administration in the Department of the Environment. The Fund may be used to provide loans, subsidies and other forms of financial assistance to local government units for wastewater treatment projects as contemplated by the 1987 amendments to the federal Water Pollution Control Act. The Administration is authorized to issue bonds secured by revenues of the Fund, including loan repayments, federal capitalization grants, and matching State grants.

The University of Maryland System, Morgan State University, and St. Mary’s College of Maryland

are authorized to issue revenue bonds for the purpose of financing academic and auxiliary facilities. Auxiliary facilities are any facilities that furnish a service to students, faculty, or staff, and that generate income. Auxiliary facilities include housing, eating, recreational, campus, infirmary, parking, athletic, student union or activity, research laboratory, testing and any related facilities.

Although the State has authority to make short-term borrowings in anticipation of taxes and other receipts up to a maximum of $100 million, in the past it has not issued short-term borrowings. However, the State has issued certain obligations in the nature of bond anticipation notes for the purpose of assisting several savings and loan associations in qualifying for federal insurance and in connection with the assumption by a bank of the deposit liabilities of an insolvent savings and loan association.

The State has financed the construction and acquisition of various facilities through conditional purchase, sale-leaseback, and similar transactions. All of the lease payments under these arrangements are subject to annual appropriation by the Maryland General Assembly. In the event that appropriations are not made, the State may not be held contractually liable for the payments.

Local Subdivision Debt.    The counties and incorporated municipalities in Maryland issue general obligation debt for general governmental purposes. The general obligation debt of the counties and incorporated municipalities is generally supported by ad valorem taxes on real estate, tangible personal property and intangible personal property subject to taxation. The issuer typically pledges its full faith and credit and unlimited taxing power to the prompt payment of the maturing principal and interest on the general obligation debt and to the levy and collection of the ad valorem taxes as and when such taxes become necessary in order to provide sufficient funds to meet the debt service requirements. The amount of debt which may be authorized may in some cases be limited by the requirements that it not exceed a stated percentage of the assessable base upon which taxes are levied.

In the opinion of counsel, the issuer may be sued in the event that it fails to perform its obligations under the general obligation debt to the holders of the debt, and any judgments resulting from such suits would be enforceable against the issuer. Nevertheless, a holder of the debt who has obtained any such judgment may be required to seek additional relief to compel the issuer to levy and collect such taxes as may be necessary to provide the Funds from which a judgment may be paid. Although there is no Maryland law on this point, it is the opinion of counsel that the appropriate courts of Maryland have jurisdiction to entertain proceedings and power to grant additional relief, such as a mandatory injunction, if necessary, to enforce the levy and collection of such taxes and payment of the proceeds of the collection of the taxes to the holders of general obligation debt, pari passu subject to the same constitutional limitations on enforcement, as described above, as apply to the enforcement of judgments against the State.

Local subdivisions, including counties and municipal corporations, are also authorized by law to issue special and limited obligation debt for certain purposes other than general governmental purposes. The source of payment of that debt is limited to certain revenues of the issuer derived from commercial activities operated by the issuer, payment made with respect to certain facilities or loans and any funds pledged for the benefit of the holders of the debt. That special and limited obligation debt does not constitute a debt of the State, the issuer or any other political subdivision of either within the meaning of any constitutional or statutory limitation. Neither the State nor the issuer or any other political subdivision of either is obligated to pay the debt or the interest on the debt except from the revenues of the issuer specifically pledged to the payment of the debt. Neither the faith and credit nor the taxing power of the State, the issuer or any other political subdivision of either is pledged to the payment of the debt. The issuance of the debt is not directly or indirectly or contingently an obligation, moral or other, of the State, the issuer or any other political subdivision of either to levy any tax for its payment.

Special Authority Debt.    The State and local governments have created several special authorities with the power to issue debt on behalf of the State or local government for specific purposes, such as providing facilities for non-profit healthcare and higher educational institutions, facilities for the disposal of solid waste, funds to finance single family and low-to-moderate income housing, and similar purposes. The Maryland Health and Higher Educational Facilities Authority, the Northeast Maryland Waste Disposal Authority, the Housing Opportunities Commission of Montgomery County, and the Housing Authority of Prince George’s County are some of the special authorities which have issued and have outstanding debt of this type.

The debts of the authorities issuing debt on behalf of the State and the local governments are limited obligations of the authorities payable solely from and secured by a pledge of the revenues derived from the facilities or loans financed with the proceeds of the debt and from any other funds and receipts pledged under an indenture with a corporate trustee. The debt does not constitute a debt, liability or pledge of the faith and credit of the State or of any political subdivision or of the authorities. Neither the State nor any political subdivision thereof nor the authorities shall be obligated to pay the debt or the interest on the debt except from such revenues, funds and receipts. Neither the faith and credit nor the taxing power of the State or of any political subdivision of the State or the authorities is pledged to the payment of the principal of or the interest on such debt. The issuance of the debt is not directly or indirectly an obligation, moral or other, of the State or of any political subdivision of the State or of the authority to levy or to pledge any form of taxation whatsoever, or to make any appropriation, for their payment. The authorities have no taxing power.

Maryland Taxes—

In the opinion of Messrs. Saul Ewing LLP, special Maryland counsel of Maryland tax matter, under applicable existing Maryland State and local tax law:

The Maryland Trust will not be treated as an association taxable as a corporation, and the income of the Maryland Trust will be treated as the income of the Holders. The Maryland Trust is not a “financial institution” subject to the Maryland Franchise Tax measure by net earnings. The Maryland Trust is not subject to Maryland property taxes imposed on the intangible personal property of certain corporations.

Except as described below in the case of interest paid on private activity bonds constituting a tax preference for federal income tax purposes, a Holder will not be required to include such Holder’s pro-rata share of the earnings of, or distributions from, the Maryland Trust in such Holder’s Maryland taxable income to the extent that such earnings or distributions represent interest excludable from gross income for federal income tax purposes received by the Maryland Trust on obligations of the State of Maryland, the Government of Puerto Rico, the Government of Guam, or the Government of the United States Virgin Islands and their respective political subdivisions and authorities. Interest on Bonds is not subject to the Maryland Franchise Tax imposed on “financial institutions” and measured by net earnings.

In the case of taxpayers who are individuals, Maryland presently imposes an income tax on items of tax preference with reference to such items as defined in the Internal Revenue Code, as amended, for purposes of calculating the federal alternative minimum tax. Interest paid on certain private activity bonds is a preference item for purposes of calculating the federal alternative minimum tax. Accordingly, if the Maryland Trust holds such bonds, 50% of the interest on such bonds in excess of a threshold amount is taxable by Maryland.

A Holder will recognize taxable gain or loss, except in the case of an individual Holder who is not a Maryland resident, when the Holder disposes of all or part of such Holder’s pro rata portion of the Bonds in the Maryland Trust. A Holder will be considered to have disposed of all or part of such Holder’s pro rata portion of each Bond when the Holder sells or redeems all or some of such Holder’s Units. A Holder will also be considered to have disposed of all or part of such Holder’s pro rata portion of a Bond when all or part of the Bond is disposed of by the Maryland Trust or is redeemed or paid at maturity. Gains included in the gross income of Holders for federal income tax purposes is, however, subtracted from income for Maryland income tax purposes to the extent that the gain is derived from the disposition of Bonds issued by the State of Maryland and its political subdivisions. Profits realized on the sale or exchange of Bonds are not subject to the Maryland Franchise Tax imposed on “financial institutions” and measured by net earnings.

Units of the Maryland Trust will be subject to Maryland inheritance and estate tax only if held by Maryland residents.

Neither the Bonds nor the Units will be subject to Maryland personal property tax.

The sales of Units in Maryland or the holding of Units in Maryland will not be subject to Maryland Sales or Use Tax.

New York Trust

Risk Factors—

The information set forth below is derived from the Official Statements and/or preliminary drafts of Official Statements prepared in connection with the issuance of New York State and New York City municipal bonds. The Sponsors have not independently verified this information.

Economic Trends.    Over the long term, the State of New York (the “State”) and the City of New York (the “City”) face serious potential economic problems. The City accounts for approximately 41% of the State’s population and personal income, and the City’s financial health affects the State in numerous ways. The State historically has been one of the wealthiest states in the nation. For decades, however, the State has grown more slowly than the nation as a whole, gradually eroding its relative economic affluence. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City also has had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

The State for many years has had a very high State and local tax burden relative to other states. The State and its localities have used these taxes to develop and maintain their transportation networks, public schools and colleges, public health systems, other social services and recreational facilities. Despite these benefits, the burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

Notwithstanding the numerous initiatives that the State and its localities may take to encourage economic growth and achieve balanced budgets, reductions in federal spending could materially and adversely affect the financial condition and budget projections of the State and its localities.

        New York City.

Overview.    The City, with a population of approximately 8.0 million, is an international center of business and culture. Its non-manufacturing economy is broadly based, with the banking and securities, life insurance, communications, publishing, fashion design, retailing and construction industries accounting for a significant portion of the City’s total employment earnings. Additionally, the City is the nation’s leading tourist destination. Manufacturing activity in the City is conducted primarily in apparel and printing.

For each of the 1981 through 2001 fiscal years, the City had an operating surplus, before discretionary transfers, and achieved balanced operating results as reported in accordance with then applicable generally accepted accounting principles (“GAAP”), after discretionary transfers. The City has been required to close substantial gaps between forecast revenues and forecast expenditures in order to maintain balanced operating results. There can be no assurance that the City will continue to maintain balanced operating results as required by State law without tax or other revenue increases or reductions in City services or entitlement programs, which could adversely affect the City’s economic base.

As required by law, the City prepares a four-year annual financial plan, which is reviewed and revised on a quarterly basis and which includes the City’s capital, revenue and expense projections and outlines proposed gap-closing programs for years with projected budget gaps. The City’s current financial plan projects a surplus in the 2002 fiscal year, before discretionary transfers, and budget gaps for each of the 2003, 2004 and 2005 fiscal years. This pattern of current year surplus operating results and projected subsequent year budget gaps has been consistent through the entire period since 1982, during which the City has achieved surplus operating results, before discretionary transfers, for each fiscal year.

The City depends on aid from the State both to enable the City to balance its budget and to meet its cash requirements. There can be no assurance that there will not be reductions in State aid to the City from amounts currently projected, that State budgets will be adopted by the April 1 statutory deadline, that interim appropriations will be enacted, or that any such reductions or delays will not have adverse effects on the City’s cash flow or expenditures. In addition, the federal budget negotiation process could result in a reduction or a delay in the receipt of federal grants which could have additional adverse effects on the City’s cash flow or revenues.

The Mayor is responsible for preparing the City’s financial plan, including the City’s current financial plan for the 2002 through 2005 fiscal years (the “2002-2005 Financial Plan” or “Financial Plan”). The City’s projections set forth in the Financial Plan are based on various assumptions and contingencies which are uncertain and which may not materialize. Such assumptions and contingencies include the condition of the regional and local economies, the provision of State and federal aid and the impact on City revenues and expenditures of any future federal or State policies affecting the City.

Implementation of the Financial Plan is dependent upon the City’s ability to market its securities successfully. The City’s program for financing capital projects for fiscal years 2002 through 2005 contemplates the issuance of approximately $11.0 billion of general obligation bonds and approximately $4.0 billion of bonds (excluding bond anticipation notes and recovery bonds and notes issued to pay costs relating to the

September 11 attack) to be issued by the New York City Transitional Finance Authority (the “Finance Authority”). In addition, the Financial Plan anticipates access to approximately $2.2 billion (including the $604 million of bond proceeds received to date) in financing capacity of TSASC, Inc. (“TSASC”), which issues debt secured by revenues derived from the settlement of litigation with tobacco companies selling cigarettes in the United States. The Finance Authority and TSASC were created to assist the City in financing its capital program while keeping City indebtedness within the forecast level of the constitutional restrictions on the amount of debt the City is authorized to incur. In addition, the City issues revenue and tax anticipation notes to finance its seasonal working capital requirements. The success of projected public sales of City, New York City Municipal Water Finance Authority (“Water Authority”), Finance Authority, TSASC and other bonds and notes will be subject to prevailing market conditions. The City’s planned capital and operating expenditures are dependent upon the sale of its general obligation debt, as well as debt of the Water Authority, Finance Authority and TSASC. Future developments concerning the City and public discussion of such developments, as well as prevailing market conditions, may affect the market for outstanding City general obligation bonds and notes.

In addition to the financing program described above, the Finance Authority issued $1 billion of recovery notes on October 4, 2001, to pay costs related to the September 11 attack. The Finance Authority note proceeds may be utilized to accommodate cash needs resulting from timing differences between payment by the City of costs relating to the events of September 11 and receipt of federal reimbursement for such costs or to meet other City cash requirements caused by such events. Such notes may be paid with Finance Authority revenues (with the resulting reduction in City tax revenues to be offset by federal aid or other sources) or proceeds of renewal notes or bonds of the Finance Authority (which would also be offset by aid or other sources) or proceeds of renewal notes or bonds of the Finance Authority (which would also reduce tax revenues to the City). The Finance Authority is authorized to have outstanding $2.5 billion of bonds or notes the proceeds of which are to be used to pay costs related to the September 11 attack.

The City Comptroller and other agencies and public officials, from time to time, issue reports and make public statements which, among other things, state that projected revenues and expenditures may be different from those forecast in the City’s financial plans.

For the 2001 fiscal year, the City had an operating surplus of $2.949 billion, before discretionary and other transfers, and achieved balanced operating results, after discretionary and other transfers, in accordance with GAAP. The 2001 fiscal year is the twenty-first consecutive year that the City has achieved an operating surplus, before discretionary and other transfers, and balanced operating results, after discretionary and other transfers.

2002-2005 Financial Plan.    On December 4, 2001, the City released the 2002-2005 Financial Plan, which relates to the City and certain entities which receive funds from the City. The Financial Plan is a modification to the financial plan submitted to the Control Board on June 13, 2001 (the “June Financial Plan”). The Financial Plan projects revenues and expenditures for the 2002 fiscal year, balanced in accordance with GAAP, and projects gaps of $3.6 billion, $4.0 billion and $3.9 billion for fiscal years 2003 through 2005, respectively, after implementation of a gap-closing program for fiscal year 2002 proposed in the Financial Plan, which would reduce agency expenditures or increase revenues by $1.2 billion in fiscal year 2002, $593 million in fiscal year 2003, $324 million in fiscal year 2004 and $297 million in fiscal year 2005. The gap-closing program for fiscal year 2002 includes agency actions to reduce expenditures by $766 million, which includes personnel reductions through attrition and agency actions to increase revenues, including federal aid to reimburse costs relating to the September 11 attack.

Changes since the June Financial Plan include: (i) a decline in projected revenues of $1.0 billion, $1.4 billion, $1.2 billion and $1.3 billion in fiscal years 2002 through 2005, respectively, reflecting primarily decreases in projected personal income, business and sales tax revenues as a result of the September 11 attack and reduced economic activity, offset by increased revenues of $100 million in fiscal year 2002 and $200 million in each of fiscal years 2003 through 2005 as a result of the elimination of a previously proposed tax reduction program; (ii) increased pension costs totaling $57 million, $208 million and $311 million for fiscal years 2003 through 2005, respectively, resulting primarily from investment losses in fiscal year 2001; (iii) a reduction in projected federal and State actions of $119 million in fiscal year 2002 and $116 million in each of fiscal years 2003 through 2005; (iv) an increase in labor costs totaling $152 million, $170 million, $176 million and $181 million in fiscal years 2002 through 2005, respectively, to reflect the cost of wage increases for the uniformed forces coalition above the settlement with District Council 37 of the American Federation of State, Municipal and County Employees; (v) a delay in the receipt of $250 million from the proposed sale of the New York City Off-Track Betting Corporation (“OTB”) from fiscal year 2002 to fiscal year 2003; (vi) the elimination of $114 million of State payments to a stock transfer incentive fund for fiscal years 2002 through 2005, which was not included in the State budget; (vii) reduced net spending of $188 million in fiscal year 2002 and increased agency spending of approximately $110 million in each of fiscal years 2003 through 2005; (viii) debt service savings of $156 million, $158 million, $160 million and $108 million in fiscal years 2002 through 2005, respectively; (ix) savings of $50 million in fiscal year 2002 and $100 million in each of fiscal years 2003 through 2005 resulting from an early retirement and severance program; and (x) the acceleration of $73 million of State revenue sharing aid in fiscal year 2002. The assumed tax revenue shortfalls after September 11 will be subject to revision in the future and reflect steeper declines in national gross domestic product and corporate profits, additional declines in capital gains realizations, local job losses exceeding 100,000 and a disruption in tourism and related spending. The Financial Plan assumes that the costs relating to the September 11 attack will be paid from federal aid. The timing of actual receipt of revenues and incurrence of expenditures for fiscal year 2002 could require the City to take actions within the 2002 fiscal year to meet its cash flow requirements, depending on the extent to which decreases and delays in the receipt of revenues occur more rapidly than the implementation of the gap-closing actions.

The Financial Plan assumes: (i) collection of projected rent payments for the City’s airports, totaling $170 million, $315 million and $280 million in the 2003 through 2005 fiscal years, respectively, which depends on the successful completion of negotiations with The Port Authority of New York and New Jersey (the “Port Authority”) or the enforcement of the City’s rights under the existing leases through pending legal actions; (ii) State and federal approval of the State and federal gap-closing actions proposed by the City in the Financial Plan; (iii) the annual receipt of approximately $114 million in categorical State education aid reflected in the Financial Plan as a revenue to the City which was not included in the Governor’s Executive Budget; and (iv) the successful completion of the sale of OTB, which will require State legislative approval. The Financial Plan does not make any provision for wage increases other than the pay increases discussed above, or for increased pension expenditures due to any investment losses in fiscal year 2002. The Financial Plan also reflects a proposed tax reduction program which totals $98 million, $630 million,

$698 million and $669 million in fiscal years 2002 through 2005, respectively. This tax reduction program includes a proposed additional 25% reduction in the personal income tax 14% surcharge, and increases in the taxable threshold for the commercial rent tax, an extension of current tax reductions for owners of cooperative and condominium apartments, and an extension of the Lower Manhattan Revitalization Program. All of these items except for the commercial rent tax reduction and the reduction in the personal income tax surcharge require approval by the State Legislature.

The Financial Plan is based on numerous assumptions, including the condition of the City’s and the region’s economies and the concomitant receipt of economically sensitive tax revenues in the amounts projected. The Financial Plan is subject to various other uncertainties and contingencies relating to, among other factors, the effects on the City economy of the September 11 attack; the extent, if any, to which wage increases for City employees exceed the annual wage costs assumed for the 2002 through 2005 fiscal years; continuation of projected interest earnings assumptions for pension fund assets and current assumptions with respect to wages for City employees affecting the City’s required pension fund contributions; the willingness and ability of the State to provide the aid contemplated by the Financial Plan and to take various other actions to assist the City; the ability of City agencies to maintain balanced budgets; the willingness of the federal government to provide the amount of federal aid contemplated in the Financial Plan; the impact on City revenues and expenditures of federal and State welfare reform and any future legislation affecting Medicare or other entitlement programs; adoption of the City’s budgets by the City Council in substantially the forms submitted by the Mayor; the ability of the City to implement cost reduction initiatives, and the success with which the City controls expenditures; the impact of conditions in the real estate market on real estate tax revenues; the City’s ability to market its securities successfully in the public credit markets; and unanticipated expenditures that may be incurred as a result of the need to maintain the City’s infrastructure.

Although the City has maintained balanced budgets in each of its last twenty-one fiscal years, there can be no assurance that the gap-closing actions proposed in the Financial Plan can be successfully implemented or that the City will maintain a balanced budget in future years without additional State aid, revenue increases or expenditure reductions. Additional tax increases and reductions in essential City services could adversely affect the City’s economic base.

The economic and financial condition of the City may be affected by various financial, social, economic and other factors which could have a material effect on the City. Further, prior to the terrorist attacks of September 11, 2001, the national and local economy had been weakening, reflecting lower business investment, increased unemployment and recently, a decline in consumer confidence. It is expected that the terrorist attacks will have an adverse impact on the City and its economy. Reduced economic activity is expected to lower corporate profits, increase job losses and reduce consumer spending, which would result in reduced personal income and sales tax receipts and other business tax revenues for the City and could negatively affect real property values. The September 11 attack increased substantially the risk of a recession and a delay in recovery. At present, it is not possible to quantify with any certainty the short-term or long-term adverse impact of the September 11, 2001, events on the City and its economy, any offsetting economic benefits which may result from recovery and rebuilding activities, and the amount of additional resources from federal, State, City and other sources which will be required.

Ratings.    On September 13, 2000, Standard & Poor’s revised its rating of City bonds upward to A.

Moody’s rating of City bonds was revised in August 2000 to A2 from A3. On November 16, 2001, Moody’s revised its outlook on City bonds to negative from uncertain. The revised outlook reflects the disruptive effects of the September 11 attack on the City’s economy, the effects of the national economic recession that evidenced strain on the critical financial services sector even prior to September 11 and projections of resultant current year and outyear revenue loss and spending increases attributable to these events. On March 8, 1999, Fitch Ratings (“Fitch”) revised its rating of City bonds upward to A from A- and on September 15, 2000, Fitch revised its rating to A+. Moody’s, Standard & Poor’s and Fitch currently rate the City’s outstanding general obligation bonds A2, A and A+, respectively.

New York State and its Authorities.

Recent Events.    The State, in close cooperation with the federal government and the City, is carefully assessing the economic and fiscal implications of the September 11 attack. The Division of the Budget (“DOB”) expects the attack will depress, at least temporarily, the normal growth in State tax receipts and increase the State’s operating costs. A preliminary assessment by DOB suggests that the loss of receipts will be in the range of $1 billion to $3 billion in the current fiscal year (which ends on March 31, 2002), and in the range of $2 billion to $6 billion next fiscal year as a result of disruptions to business activity and tax payment processes. Prior to the September 11 attack, DOB projected total General Fund tax receipts of almost $39 billion in fiscal year 2001-02. If receipts were to fall by $3 billion in fiscal year 2001-02 and $6 billion in fiscal year 2002-03 as a consequence of the September 11 attack (the upper limit of the current estimate), it would represent a decline in tax revenues of 7.4 percent and 15 percent, respectively, compared the pre-September 11th forecast.

The State and City are requesting federal aid to help respond to the September 11 attack, including: $12 billion in aid to compensate for the projected loss of City and State tax revenues that is expected to result from the attack, $34 billion (less insurance) in direct assistance for disaster recovery, debris removal, infrastructure rebuilding, and related activities at the World Trade Center site, and $8 billion to stimulate the State economy and provide essential services in the wake of the attack. Assistance in the latter category would include grants and tax incentives to build in lower Manhattan and retain employees in the State; federal aid for costs of health coverage, unemployment insurance, and workers’ compensation; and funding for various State transportation projects. On November 2, 2001, the federal government made available $700 million in community development block grant funds to assist New York City businesses affected by the disaster and to stimulate economic activity. Further, at the request of the Governor, the President has waived any matching requirements for the State and City, so that the federal government will provide 100% reimbursement for the cost of rescue, recovery, debris removal and public infrastructure repair and reconstruction. To date, Congress has appropriated $10.4 billion for these purposes. This federal “pass-through” disaster aid is projected by the DOB to total $1.53 billion in current State fiscal year and $3.74 billion in fiscal year 2002-03 as recovery and rebuilding efforts reach full capacity. On an All Governmental Funds basis, the updated Financial Plan for the 2001-02 fiscal year (the “January Plan”) includes spending for the September 11 attack costs of $214 million in the 2001-02 fiscal year and $329 million in the 2002-03 fiscal year. Unlike the pass-through aid, these disbursements in the January Plan finance State government activities. Spending from State funds for the September 11 attack costs is projected to total $71 million over the next two years, with $57 million of this amount expected to be financed by the General Fund and $14 million from State special revenue funds.

The State anticipates that it will take necessary actions to maintain budget balance for the remainder of the 2001-02 fiscal year, including the use of available reserves. To the extent such reserves need to be utilized in the current fiscal year, the General Fund closing balance would decrease and these reserves would be unavailable to guard against financial plan risks in future fiscal years. The State does not believe the attack or other events will effect its ability to pay the principal and interest on its bonds or other debt service obligations in this or any future fiscal year. Nonetheless, DOB’s current analysis of the impact of the terrorist attack on the State’s financial condition is preliminary and subject to significant revisions as more information is known. The DOB expects to revise its projections of receipts and disbursements relating to the 2001-02 Financial Plan as the impact of the September 11 attack becomes clearer. Actual results, therefore, could differ materially and adversely from the DOB’s projections.

Executive Budget and Financial Plans.    The State’s current fiscal year began on April 1, 2001, and ends on March 31, 2002. The Legislature failed to take final action on the Executive Budget by April 1, but did enact appropriations for State-supported, contingent, contractual, and certain other debt service obligations for the entire 2001-02 fiscal year on March 29, 2001. The State Legislature also passed legislation that extended certain revenue-raising authority and made interim appropriations for State personal service costs, various grants to local governments, and certain other items through August 2, 2001. In prior years, the State Legislature enacted similar interim appropriations to permit operations to continue until the Legislature took final action on the Executive Budget. On August 3, 2001, the Legislature passed what it characterized as a “baseline” budget for the 2001-02 fiscal year. This “baseline” budget omitted all reappropriations recommended in the Executive Budget, and did not approve new funding proposals. On September 13, 2001, the Legislature enacted all reappropriations the Governor proposed in the Executive Budget, as well as reappropriations for certain legislative initiatives.

Following enactment of the reappropriations, DOB issued a Financial Plan for the 2001-02 fiscal year (the “2001-02 Financial Plan”) on September 21, 2001. The 2001-02 Financial Plan sets forth projected receipts and disbursements based on the actions of the Legislature to date. DOB expects to update the 2001-02 Financial Plan quarterly during the fiscal year, and may provide more frequent updates as the fiscal and economic ramifications of the terrorist attacks in the City become clearer.

On November 8, 2001, the State issued an update to the 2001-02 Financial Plan (the “Mid-Year Plan”). On January 22, 2002, the Governor submitted his Executive Budget for 2002-03 (the “Executive Budget”), which contained the January Plan and a recommended Financial Plan for the 2002-03 fiscal year (the “2002-03 Financial Plan”). The revenue forecast on which these Financial Plans are based reflects both the impact of the September 11 attack and the national economic downturn. The interrelated effects of the September 11 attack and the broader weakening in the economy are not possible to separate accurately, but the combined revenue losses associated with these events is still expected to be within the range originally estimated by DOB in the Mid-Year Plan.

DOB now estimates a projected revenue shortfall for the 2001-02 fiscal year of $1.08 billion, or $418 million below the Mid-Year Plan estimate. DOB expects that the shortfall will be closed through the use of $646 million in reserves and $435 million in administrative and legislative actions that have already been accomplished. After accounting for other revisions to the 2001-02 Financial Plan, DOB projects a General Fund closing balance of $2.08 billion, an increase of $862 million from the Mid-Year Plan. This total includes a planned $83 million deposit to the Tax Stabilization Reserve Fund at the close of the current year.

In addition, DOB reports that the 2002-03 Financial Plan closes a General Fund budget gap originally projected at $5.7 billion. Legislative and administrative actions to date have reduced this gap by $581 million, and enactment of the HealthCare Reform Act of 2000 (the “HCRA”) legislation lowered it by another $785 million. The Governor has proposed to close the remaining $4.3 billion budget gap with $1.91 billion in recurring spending reductions and revenue actions, $1.13 billion in General Fund reserves, $885 million in reserves from the Temporary Assistance for Needy Families program, and $490 million in one-time actions (excluding $72 million in fund balances available through HCRA). The 2002-03 Financial Plan also supports $109 million in new spending related to homeland security, the September 11 attack, and economic development. The 2002-03 Financial Plan projects a closing balance in the General Fund of $710 million at the end of 2002-03, which consists of the balance in the State’s Tax Stabilization Reserve Fund.

2001-2002 Receipts Estimates.    The January Plan projects General Fund receipts and transfers from other funds will total $42.43 billion in 2001-02, an increase of $344 million from the projections contained in the Mid-Year Plan. The upward revisions are based on updated economic data and actual tax collections through December 2001. The estimated impact of the September 11 attack on 2001-02 receipts remain significant, but within the range estimated by DOB in the immediate aftermath of the September 11 attack.

Personal income tax (“PIT”) receipts for fiscal year 2001-02 are estimated to total $26.98 billion, a decrease of $119 million from the Mid-Year Plan. The estimated decrease is primarily comprised of downward revisions to prepayments on 2001 tax liability. The re-estimates are also affected by an additional $11 million deposit into the tax refund reserve account at the end of the fiscal year to provide a reserve for the reduction in the marriage penalty effective January 1, 2001. The January Plan also reflects the impact of tax refund reserve account transactions at the close of fiscal year 2001-02 which has the effect of decreasing reported PIT receipts in the 2001-02 fiscal year while increasing available receipts in the 2002-03 fiscal year. User tax and fee receipts in fiscal year 2001-02 are projected at $7.08 billion, $40 million above the Mid-Year Plan. The revision reflects modestly improved collections experience since the Mid-Year Plan. Business taxes are now projected at $3.83 billion in fiscal year 2001-02, an increase of $179 million from the Mid-Year Plan, reflecting better than expected results through December for the corporate utility, insurance and bank taxes. Finally, the yield from other taxes in fiscal year 2001-02 is estimated at $780 million, $59 million higher than the Mid-Year Plan, reflecting modest revisions based on collection experience to date.

2001-2002 Disbursements Estimates.    The January Plan projects General Fund disbursements and transfers to other funds to total $41.46 billion in fiscal year 2001-02, a decrease of $518 million from the Mid-Year Plan. The change is comprised of $578 million in lower projected spending, partially offset by $60 million in higher costs related to the World Trade Center cleanup ($30 million) and counter-terrorism measures ($30 million).

Projected spending was lowered by $578 million to reflect revised school aid spending data submitted to the State by school districts ($116 million), lottery reestimates ($194 million), and various management initiatives across state agencies ($268 million). The management initiatives include savings from a statewide hiring freeze, a reduction in discretionary non-personal service spending in all state agencies, and lower debt service costs due to use of the Debt Reduction Reserve Fund to defease high-cost state debt. Spending to promote tourism ($20 million) and to provide loan guarantees for businesses ($5 million) in the wake of the September 11 attack, as well as increased overtime and other costs to ensure public safety, partially offset the declines.

2001-2002 General Fund Closing Balance.    The January Plan projects a closing balance in the General Fund of $2.08 billion in 2001-02, excluding amounts on deposit in the refund reserve account, as described below. The balance is comprised of $1.13 billion in reserves for economic uncertainties (all of which will be used to help balance the 2002-03 Financial Plan), an increase of $852 million from the projection in the Mid-Year Plan; $710 million in the Tax Stabilization Reserve Fund, after a planned $83 million deposit in 2001-02; $142 million in the Community Projects Fund, which pays for legislative and gubernatorial initiatives; $81 million in the Contingency Reserve Fund after the use of $70 million to finance a portion of the State’s settlement in the Yonkers desegregation lawsuit; and $11 million in the Universal Pre-K Fund.

The State expects to have a projected $1.75 billion balance in the tax refund reserve account at the end of 2001-02, a decrease of $1.77 billion from the $3.52 balance available at the end of 2000-01. The 2001-02 amount includes the $1.13 billion in reserves for economic uncertainties reported in the closing General Fund balance. The refund reserve account is used to adjust PIT collections across fiscal years to pay for tax refunds, as well as to accomplish other 2002-03 Financial Plan objectives. In addition to the $1.13 billion in General Fund reserves, the projected balance of $1.75 billion is comprised of $521 million from LGAC that may be used to pay tax refunds during 2001-02 but must be on deposit at the close of the fiscal year, and $90 million for other tax refunds.

2002-2003 Executive Budget Forecast.    The Executive Budget contains financial projections for the State’s 2001-02 through 2004-05 fiscal years, a detailed economic forecast for calendar years 2001 and 2002, and a proposed Capital Program and Financing Plan for the 2002-03 through 2006-07 fiscal years. DOB anticipates several amendments will be introduced to the Executive Budget that will modify certain appropriations and accelerate certain debt issuances. The modifications are expected to be financed without additional General Fund costs, and the revised schedule of debt issuances is not expected to affect the five-year projections contained in the proposed Capital Program and Financing Plan for 2002-03 through 2006-07. Accordingly, DOB expects that such amendments will not have a materially adverse impact on the January Plan projections described herein.

Under the Executive Budget, total General Fund receipts, including transfers from other funds, are projected at $38.85 billion, a decrease of $3.58 billion from the current fiscal year. In addition, available General Fund balances of $1.37 billion are expected to be used in the 2002-03 fiscal year, bringing the total projected resources to $40.22 billion in 2002-03. General Fund disbursements, including transfers to other funds, are recommended to decline by 3.0 percent to $40.22 billion, a decrease of $1.23 billion from 2001-02. State funds spending (the portion of the budget supported exclusively by States taxes, fees and revenues) is projected to total $58.63 billion, an increase of $929 million or 1.6 percent. Spending from all government funds is expected to grow by 4.7 percent, increasing by $4.0 billion to $88.6 billion.

Many complex political, social and economic forces influence the State’s economy and finances, which may in turn affect the State Financial Plan. For example, a downturn in the financial markets or the wider economy is possible, a risk that is heightened by recent events, including the events of September 11, 2001. The securities industry is more important to the New York economy than the national economy as a whole, potentially amplifying the impact of an economic downturn. A large change in stock market performance during the forecast horizon could result in wage and unemployment levels that are significantly different from those embodied in the Financial Plan forecast. Merging and downsizing by firms, as a consequence of deregulation, continued foreign competition or a sustained economic downturn, may have more significant adverse effects on employment than expected. The Financial Plan is also necessarily based upon forecasts of national and State economic activity. The DOB believes that its projections of receipts and disbursements relating to the Financial Plan, and the assumptions on which they are based, are reasonable, however, actual results could differ materially and adversely from these projections.

Ratings.    Standard & Poor’s rates the State’s general obligation bonds AA, and Moody’s rates the State’s general obligation bonds A2. On December 19, 2000, Standard & Poor’s revised its rating on the State’s general obligation bonds from A+ to AA.

Litigation.    A number of court actions have been brought involving State finances. The court actions in which the State is a defendant generally involve State programs and miscellaneous tort, real property, and contract claims. While the ultimate outcome and fiscal impact, if any, on the State of those proceedings and claims are not currently predictable, adverse determinations in certain of them might have a material adverse effect upon the State’s ability to carry out the State Financial Plan.
The City has estimated that its potential future liability on account of outstanding claims against it as of June 30, 2001, amounted to approximately $4.2 billion.

New York Taxes—

In the opinion of bond counsel delivered on the dates the Bonds were issued (or in opinions to be delivered, in the case of when issued Bonds) the interest on the Bonds is exempt from New York State and City personal income taxes, except where such interest is subject to federal income taxes, as is described in “Taxes.”

In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing New York law:

Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and income received by the Trust will be treated as the income of the Holders in the same manner as for federal income tax purposes. Accordingly, each Holder will be considered to have received the interest on its pro rata portion of each Bond when interest on the Bond is received by the Trust (or on earlier accrual, depending on the Holder’s method of accounting and depending on the existence of any original issue discount). A noncorporate Holder who is a New York State (and City) resident will be subject to New York State (and City) personal income taxes on any gain or market discount income recognized when it disposes of all or part of its pro rata portion of a Bond. A noncorporate Holder who is not a New York State resident will not be subject to New York State or City personal income taxes on any gain or market discount income recognized when it disposes of all or part of its pro rata portion of a Bond unless such Units are attributable to a business, trade, profession or occupation carried on in New York. A New York State (and City) resident should determine its tax basis for its pro rata portion of each Bond for New York State (and City) income tax purposes in the same manner as for federal income tax purposes. Interest income on, as well as any gain recognized on the disposition of, a Holder’s pro rata portion of the Bonds is generally not excludable from income in computing New York State and City franchise taxes on corporations or financial institutions.

Ohio Trust

The Ohio Trust will invest most of its net assets in securities issued by or on behalf of (or in certificates of participation in lease-purchase obligations of) the State of Ohio, political subdivisions of the State, or agencies or instrumentalities of the State or its political subdivisions (Ohio Obligations). The Ohio Trust is therefore susceptible to general or particular economic, political or regulatory factors that may affect issuers of Ohio Obligations. The following information constitutes only a brief summary of some of the many complex factors that may have an effect. The information does not apply to “conduit” obligations on which the public issuer itself has no financial responsibility. This information is derived from official statements of certain Ohio issuers published in connection with their issuance of securities and from other publicly available information, and is believed to be accurate. No independent verification has been made of any of the following information.

Generally, the creditworthiness of Ohio Obligations of local issuers is unrelated to that of obligations of the State itself, and the State has no responsibility to make payments on those local obligations.

There may be specific factors that at particular times apply in connection with investment in particular Ohio Obligations or in those obligations of particular Ohio issuers. It is possible that the investment may be in particular Ohio Obligations, or in those of particular issuers, as to which those factors apply. However, the information below is intended only as a general summary, and is not intended as a discussion of any specific factors that may affect any particular obligation or issuer.

The timely payment of principal of and interest on Ohio Obligations has been guaranteed by bond insurance purchased by the issuers, the Ohio Trust or other parties. Those Ohio Obligations may not be subject to the factors referred to in this section of the Prospectus.

Ohio is the seventh most populous state. The Census count for 2000 was 11,353,140, up from 10,847,100 in 1990.

While diversifying more into the service and other non-manufacturing areas, the Ohio economy continues to rely in part on durable goods manufacturing largely concentrated in motor vehicles and equipment, steel, rubber products and household appliances. As a result, general economic activity, as in many other industrially-developed states, tends to be more cyclical than in some other states and in the nation as a whole. Agriculture is an important segment of the economy, with over half the State’s area devoted to farming and a significant portion of total employment in agribusiness.

In earlier years, the State’s overall unemployment rate was commonly somewhat higher than the national figure. For example, the reported 1990 average monthly State rate was 5.7%, compared to the 5.5% national figure. However, then through 1998 the annual State rates were below the national rates (4.3% vs. 4.5% in 1998), but were again slightly higher in 1999 (4.3% vs. 4.2%) and 2000 (4.1% vs. 4.0%) and then slightly lower in 2001 (4.3% vs. 4.8%). The unemployment rate and its effects vary among geographic areas of the State.

There can be no assurance that future national, regional or state-wide economic difficulties, and the resulting impact on State or local government finances generally, will not adversely affect the market value of Ohio Obligations held in the Ohio Trust or the ability of particular obligors to make timely payments of debt service on (or lease payments relating to) those Obligations.

The State operates on the basis of a fiscal biennium for its appropriations and expenditures, and is precluded by law from ending its July 1 to June 30 fiscal year (FY) or fiscal biennium in a deficit position. Most State operations are financed through the General Revenue Fund (GRF), for which the personal income and sales-use taxes are the major sources. Growth and depletion of GRF ending fund balances show a consistent pattern related to national economic conditions, with the ending FY balance reduced during less favorable and increased during more favorable economic periods. The State has well-established procedures for, and has timely taken, necessary actions to ensure resource/expenditure balances during less favorable economic periods such as the current FY. Those procedures include general and selected reductions in appropriations spending.

The 1992-93 biennium presented significant challenges to State finances, successfully addressed. To allow time to resolve certain budget differences an interim appropriations act was enacted effective July 1, 1991; it included GRF debt service and lease rental appropriations for the entire biennium, while continuing most other appropriations for a month. Pursuant to the general appropriations act for the entire biennium, passed on July 11, 1991, $200 million was transferred from the Budget Stabilization Fund (BSF, a cash and budgetary management fund) to the GRF in FY 1992.

Based on updated results and forecasts in the course of that FY, both in light of a continuing uncertain nationwide economic situation, there was projected and then timely addressed an FY 1992 imbalance in GRF resources and expenditures. In response, the Governor ordered most State agencies to reduce GRF spending in the last six months of FY 1992 by a total of approximately $184 million; the $100.4 million BSF balance and additional amounts from certain other funds were transferred late in the FY to the GRF, and adjustments were made in the timing of certain tax payments.

A significant GRF shortfall (approximately $520 million) was then projected for FY 1993. It was addressed by appropriate legislative and administrative actions, including the Governor’s ordering $300 million in selected GRF spending reductions and subsequent executive and legislative action (a combination of tax revisions and additional spending reductions). The June 30, 1993 ending GRF fund balance was approximately $111 million, of which, as a first step to its replenishment, $21 million was deposited in the BSF.

The 1994-95 biennium presented a more affirmative financial picture. The biennium ended June 30, 1995, with a GRF ending fund balance of $928 million, which, after leaving in the GRF an unreserved and undesignated balance of $70 million, was transferred to the BSF ($535.2 million) and other funds including school assistance funds and, in anticipation of possible federal program changes, a human services stabilization fund.

From a higher than forecast 1996-97 mid-biennium GRF fund balance, $100 million was transferred for elementary and secondary school computer network purposes and $30 million to a new State transportation infrastructure fund. Approximately $400.8 million served as a basis for temporary 1996 personal income tax reductions aggregating that amount. Of the 1996-97 biennium-ending $834.9 million GRF fund balance, $250 million went to school buildings, $94 million to the school computer network, $44.2 million for school textbooks and instructional materials and a distance learning program, and $34 million to the BSF, and the $263 million balance to the State income tax reduction fund.

The 1998-99 biennium ending GRF balances were $1.5 billion (cash) and $976 million (fund). Of that fund balance, $325.7 million was transferred to school building assistance, $46.3 million to the BSF, $90 million for classroom computers and interactive video distance learning, and the remaining amount to the State income tax reduction fund.

The State’s financial situation varied substantially in the 2000-01 biennium. The GRF appropriations acts for that biennium (one for all education purposes, and one for general GRF purposes) were passed in June 1999 and promptly signed (after selective vetoes) by the Governor. From the June 30, 2000, FY ending GRF fund balance of over $855 million, transfers were made in amounts of $610 million to the income tax reduction fund and $49 million to the BSF (increasing its balance to over $1 billion).

The Governor announced in late March 2001 new preliminary lowered revenue estimates for the then current FY (ending June 30, 2001), and for FYs 2002 and 2003 (for which appropriation bills were then pending). Based on indications that the Ohio economy continued to be affected by the economic downturn being experienced nationwide, and higher than previously projected Medicaid expenditures, significant steps were taken to ensure the positive GRF ending fund balance at June 30, 2001. Those steps included reductions in expenditures and appropriations spending, and OBM was authorized to transfer by June 30, 2001, from the BSF to the GRF amounts necessary to ensure a July 1, 2001, beginning GRF fund balance (and a June 30 ending balance) of at least $188,200,000 (representing historical 0.5% year end cash flow allowance). The State ended FY 2001 with a GRF cash balance of over $817 million and fund balance of over $219 million, making that transfer unnecessary.

None of the spending reductions over the years were applied to appropriations needed for debt service or lease rentals relating to any State obligations.

Lengthy and rigorous consideration has been and is being given to revenues and expenditures for the new FYs 2002 and 2003. Included in that consideration were and are the OBM projections for the biennium of continuing lower than anticipated levels of revenues and higher than anticipated Medicaid expenses. Another key consideration was and is compliance with the school funding court order discussed below.

The GRF appropriations act for the 2002-03 biennium, not providing for any increases in major State taxes, was passed in June 2001, and promptly signed (after selective vetoes) by the Governor. That act provided for total GRF biennial expenditures of approximately $45.1 billion. Necessary GRF debt service and lease-rental appropriations for the entire biennium were requested in the Governor’s proposed budget, incorporated in the related appropriations bills as introduced and included in the versions as passed by the House and Senate, and in the act as passed and signed. The same is true for the separate appropriations acts for the Department of Transportation, Department of Public Safety and Bureau of Workers Compensation, which included lease-rental appropriations for certain OBA-financed ODOT, DPS and BWC projects.

The appropriations act provided for the use of certain reserves, aimed at achieving FY and biennium ending positive fund balances based on estimates and projections at the time of passage. It authorized OBM to transfer, if necessary, $150,000,000 from the BSF (current balance of over $1 billion) to the GRF for purposes of increasing moneys available to pay Medicaid expenses, with an additional $10,000,000 appropriated from the BSF to an ongoing State emergency purposes fund. As an additional reserve transfer, the entire balance of $100,000,000 may be transferred by OBM in FY 2002 from a Family Services Stabilization Fund to the GRF. Based on the enacted budget, and assuming those transfers being made, OBM had been projecting a positive FY 2002 GRF ending fund balance.

However, the Ohio economy continued to be negatively affected by the national economic downturn and by recent national and international events. In October 2001, OBM announced its revised estimates of revenues and expenditures for the current fiscal biennium. Based on continuing reduced revenue collections in certain categories (particularly sales and personal income taxes), OBM then projected a GRF budget shortfall for the current FY of $709,000,000 and of $763,000,000 for the next FY. Due to the continuing pendency of the school funding litigation (the State’s motion for reconsideration has been granted) those revised estimates did not include additional expenditures pursuant to the recent Supreme Court order; as noted below the motion requests reconsideration of the portion of the Court’s order that would require an additional substantial but as yet undetermined amount in each FY of this biennium, estimated by OBM to be as much as $1.24 billion a year.

As a first step to achieving a positive GRF ending fund balance for the current FY based on these new OBM estimates, the Governor on October 16 ordered reduced appropriations spending by most State agencies in amounts and manner to be determined by the OBM Director, and limits on hiring and on major purchases. Expressly excepted from the Governor’s cutback order are appropriations for or relating to debt service on State obligations. Those announced spending reductions, that would reduce then projected current FY shortfall by an estimated $224,000,000, were at the annual rate of 6% (being 8.5% for the balance of the FY) for most State agencies (including higher education institutions), with lesser reductions for correctional and mental health institutions. Exemptions from reductions included primary and secondary education and the adjutant general.

Following subsequent extensive consideration by the Governor and the General Assembly, the General Assembly on December 5, 2001, enacted, and the Governor has signed, legislation making budget adjustments for the current and next FY. Those adjustments, together with possible additional Governor-ordered cutbacks, were intended to ensure positive GRF ending fund balances for the current biennium (ending June 30, 2003), and for each of its two FYs, based on then current revenue and expenditure projections by OBM.

More significant aspects of this legislation include: authorization to transfer to the GRF up to $248 million from the BSF in addition to the $150 million transfer provided for in the original appropriations act); temporary reallocation to the GRF of a $260 million portion of tobacco settlement revenues ($125 million in FY 2002, $135 million in 2003, intended to be reimbursed in FYs 2013 and 2014); certain tax-related changes (including accelerating the time for certain payments); legislated reductions in appropriations spending authorizations for the legislative and judicial branches; and authorization to participate in a multi-state lottery game (estimated to generate $41 million in FY 2003). (Litigation has been filed seeking to enjoin the lottery provisions on State constitutional grounds, including a claim that the provisions of the act violate the “one subject” requirement for legislation.)

If all previously authorized transfers from the BSF are made, its balance would be reduced to approximately $600 million.

Additional appropriations actions, affecting most subdivisions and local libraries in the State, caps the amount to be distributed from the various local government assistance funds in FYs 2002 and 2003 essentially to the equivalent monthly payment amounts in FYs 2000 and 2001.

Based on economic conditions continuing to date, among other factors, OBM as of March 22 was currently projecting a GRF revenue shortfall below prior revised estimates of approximately $400,000,000 in Fiscal Year 2002 and $750,000,000 in Fiscal Year 2003. Among areas of concern are tax collections from the personal income and corporate franchise taxes. Through February 2002, receipts from the personal income tax were below OBM’s revised estimates for Fiscal Year 2002 by approximately $196,000,000, and corporate franchise tax collections were below the revised estimates by about $54,000,000. The Governor and the General Assembly are continuing to consider and evaluate actions that will be needed to respond to these and further revised revenue or expenditure estimates for the current biennium or to final Supreme Court action in the school funding case.

The State’s incurrence or assumption of debt without a vote of the people is, with exceptions noted below, prohibited by current State constitutional provisions. The State may incur debt, limited in amount to $750,000, to cover casual deficits or failures in revenues or to meet expenses not otherwise provided for. The Constitution expressly precludes the State from assuming the debts of any local government or corporation. (An exception is made in both cases for any debt incurred to repel invasion, suppress insurrection or defend the State in war.)

By 17 constitutional amendments approved from 1921 to date (the latest in 2000) Ohio voters authorized the incurrence of State general obligation debt and the pledge of taxes or excises to its payment. At March 22, 2002, over $2.71 billion (excluding certain highway bonds payable primarily from highway user receipts) of this debt was outstanding. The only such State debt at that date authorized to be incurred were portions of the highway bonds, and the following: (a) up to $100 million of obligations for coal research and development may be outstanding at any one time ($34.2 million outstanding); (b) obligations for local infrastructure improvements, no more than $120 million of which may be issued in any calendar year ($1.16 billion outstanding); (c) the conservation purposes bonds referred to below ($50 million outstanding); and (d) up to $200 million in general obligation bonds for parks, recreation and natural resources purposes which may be outstanding at any one time ($171.7 million outstanding or awaiting delivery, with no more than $50 million to be issued in any one year).

The electors in 1995 approved a constitutional amendment extending the local infrastructure bond program (authorizing an additional $1.2 billion of State full faith and credit obligations to be issued over 10 years for the purpose), and authorizing additional highway bonds (expected to be payable primarily from highway user receipts). The latter authorizes not more than $1.2 billion to be outstanding at any time and not more than $220 million to be issued in a fiscal year.

A constitutional amendment approved by the voters in 1999 authorizes State general obligation debt to pay costs of facilities for a system of common schools throughout the State ($713.2 million outstanding as of March 22, 2002), and facilities for state supported and assisted institutions of higher education ($587.3 million outstanding).

That 1999 amendment also provided that State general obligation debt and other debt represented by direct obligations of the State (including lease-rental obligations authorized by the Ohio Building Authority and by the Treasurer and previously by the Ohio Public Facilities Commission), may not be issued if future FY total debt service on those direct obligations to be paid from the GRF or net lottery proceeds exceeds 5% of total estimated revenues of the State for the GRF and from net State lottery proceeds during the FY of issuance.

A constitutional amendment approved by Ohio electors in November 2000 authorizes the issuance of State bonds for land conservation and revitalization purposes (including statewide brownfields clean-up). For each of the two purposes, not more than $50,000,000 in principal amount may be issued in any FY and not more than $200,000,000 in principal amount may be outstanding in accordance with their terms at any time. The bonds for conservation purposes are State general obligations, and those for revitalization purposes will be special obligations of the State payable from particular revenues and receipts designated by the General Assembly.

The Constitution also authorizes the issuance of State obligations for certain purposes, the owners of which do not have the right to have excises or taxes levied to pay debt service. Those special obligations include obligations issued by the Ohio Building Authority and the State Treasurer, and previously by the Ohio Public Facilities Commission, over $4.6 billion of which were outstanding or awaiting delivery at March 22, 2002.

In recent years, State agencies have participated in transportation and office building projects that may have some local as well as State use and benefit, in connection with which the State enters into lease purchase agreements with terms ranging from 7 to 20 years. Certificates of participation, or special obligation bonds of the State or a local agency, are issued that represent fractionalized interests in or are payable from the State’s anticipated payments. The State estimates highest future FY payments under those agreements (as of March 22, 2002), to be approximately $45 million (of which $40.7 million is payable from sources other than the GRF, such as federal highway money distributions). State payments under all those agreements are subject to biennial appropriations, with the lease terms being two years subject to renewal if appropriations are made.

A 1990 constitutional amendment authorizes greater State and political subdivision participation (including financing) in the provision of housing. The General Assembly may for that purpose authorize the issuance of State obligations secured by a pledge of all or such portion as it authorizes of State revenues or receipts (but not by a pledge of the State’s full faith and credit).

A 1994 constitutional amendment pledges the full faith and credit and taxing power of the State to meeting certain guarantees under the State’s tuition credit program which provides for purchase of tuition credits, for the benefit of State residents, guaranteed to cover a specified amount when applied to the cost of higher education tuition. (A 1965 constitutional provision that authorized student loan guarantees payable from available State moneys has never been implemented, apart from a “guarantee fund” approach funded essentially from program revenues.)

State and local agencies issue obligations that are payable from revenues from or relating to certain facilities (but not from taxes). By judicial interpretation, these obligations are not “debt” within constitutional provisions. In general, payment obligations under lease-purchase agreements of Ohio public agencies (in which certificates of participation may be issued) are limited in duration to the agency’s fiscal period, and are renewable only upon appropriations being made available for the subsequent fiscal period.

Local school districts in Ohio receive a major portion (state-wide aggregate of less than 50% in FY 2001) of their operating moneys from State subsidies, but are dependent on local property taxes, and in 125 districts (as of March 22, 2002), on voter-authorized income taxes, for significant portions of their budgets.

In a September 2001 opinion the Ohio Supreme Court issued its latest substantive decision in litigation that has long been pending in Ohio courts questioning the constitutionality of the State’s system of school funding and compliance with the constitutional requirement that the State provide a “thorough and efficient system of common schools.” The majority of the Court concluded that the system of school funding, as it had been modified and developed since 1991 and assuming full implementation of two modifications newly ordered by the Court, will meet constitutional requirements. (Two dissenters would find the system not yet in compliance; a third continued to conclude that compliance was a matter for the legislative branch, not the judiciary.) The two modifications directed by the Court, one of which will have an impact in the current State fiscal biennium, are:

•
Revisions of the formula and factors involved in calculating the per student costs of providing an adequate education. The Court stated no deadline, but does require that the new calculations be applied retroactively to July 1, 2001 (the beginning of the current State biennium). OBM estimates the additional annual cost of this change to the State to be as much as $1.24 billion.

•
The effective date of full implementation of a parity aid program (already adopted and being phased in) moved up by two years—full funding to be in FY 2004 rather than 2006. That program is aimed at providing poorer districts with resources similar to those available to wealthier districts.

The Court has granted the State’s motion for reconsideration and clarification of the modification first listed above and of its retroactive application.

The Court’s referral to a master commissioner of the issues raised in that motion (and any other issues the parties and the mediator considered appropriate issues for mediation) did not produce a resolution. Upon that commissioner’s final report of March 21, 2002, the matter returns to the Court’s active docket for resolution.

It is not possible at this time to state what the Court’s final action on reconsideration will be, or what or when the General Assembly’s responses will be, or what effect they or any related actions may have on the State’s overall financial condition (particularly in the current fiscal biennium) or on specific State operations or functions.

The Court had previously set as general base threshold requirements that every school district have enough funds to operate, an ample number of teachers, sound and safe buildings, and equipment sufficient for all students to be afforded an educational opportunity.

The outstanding State General Obligation Bonds are rated Aa1 by Moody’s Investors Service (“Moody’s”) and AA+ by both Standard & Poor’s Ratings Service (“S&P”) and Fitch Ratings (“Fitch”). (S&P rates the State’s highway general obligations AAA.) The outstanding State lease-rental Bonds issued by the Ohio Building Authority and the State Treasurer, and previously by the Ohio Public Facilities Commission, are rated AA by both Fitch and S&P, and Aa2 by Moody’s. On December 19, 2001, Moody’s announced that it had changed its “credit outlook” on 11 states, including Ohio, from “stable” to “negative.” A change in “outlook” is not a rating change, but does, according to Moody’s, convey that agency’s assessment that there are developing trends or events, predominately national economic factors, that could result in a more intensive examination and rating review.

A small number of the State’s 612 local school districts have in any year required special assistance to avoid year-end deficits. A now superseded program provided for school district cash need borrowing directly from commercial lenders, with diversion of State subsidy distributions to repayment if needed. The annual number of loans under this program ranged from 10 to 44, and the aggregate annual dollar amount of loans ranged from over $11 million to over $113 million (including $90 million to one for restructuring its prior loans). Under a restructured solvency assistance program, in FY 2001 four districts received approximately $3.8 million. The program was further modified in December 2000 to allow districts that experience an unforeseen catastrophic event to apply for a catastrophic event to apply for a catastrophic grant. In Fiscal Year 2002, two districts are seeking catastrophic grants totaling $1,900,000 and one district is seeking a solvency advance in the amount of $421,000.

Ohio’s 943 incorporated cities and villages rely primarily on property and municipal income taxes to finance their operations. With other subdivisions, they also receive local government support and property tax relief moneys from State resources.

For those few municipalities and school districts that on occasion have faced significant financial problems, there are statutory procedures for a joint State/local commission to monitor the fiscal affairs and for development of a financial plan to eliminate deficits and cure any defaults. (Similar procedures have recently been extended to counties and townships.) As of March 22, 2002, nine municipalities were in “fiscal emergency” status and three in preliminary “fiscal watch” status, and a school district “fiscal emergency” provision was applied to seven districts with four on preliminary “fiscal watch” status.

At present the State itself does not levy ad valorem taxes on real or tangible personal property. Those taxes are levied by political subdivisions and other local taxing districts. The Constitution has since 1934 limited to 1% of true value in money the amount of the aggregate levy (including a levy for unvoted general obligations) of property taxes by all overlapping subdivisions, without a vote of the electors or a municipal charter provision, and statutes limit the amount of that aggregate levy to 10 mills per $1 of assessed valuation (commonly referred to as the “ten-mill limitation”). Voted general obligations of subdivisions are payable from property taxes that are unlimited as to amount or rate.

Ohio Taxes

In the opinion of Squire, Sanders & Dempsey L.L.P., special Ohio counsel on Ohio tax matters, under existing law:

The Ohio Trust is not taxable as a corporation or otherwise for purposes of the Ohio personal income tax, Ohio school district income taxes, the Ohio corporation franchise tax, or the Ohio dealers in intangibles tax.

Distributions with respect to Units of the Ohio Trust (“Distributions”) will be treated as the income of the Unit holders for purposes of the Ohio personal income tax, school district and municipal income taxes in Ohio, and the Ohio corporation franchise tax in proportion to the respective interest therein of each Unit holder; provided that the Ohio Trust continues to qualify as a grantor trust for federal income tax purposes.

Distributions properly attributable to interest on Ohio Obligations held by the Ohio Trust are exempt from the Ohio personal income tax, municipal and school district income taxes in Ohio, and are excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unit Holders.

Distributions properly attributable to interest on Territorial Obligations held by the Ohio Trust the interest on which is exempt from state income taxes under the laws of the United States are exempt from the Ohio personal income tax, and municipal and school district income taxes in Ohio, and, provided such interest is excluded from gross income for federal income tax purposes, are excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unit holders.

Distributions of profit made on the sale, exchange or other disposition by the Ohio Trust of Ohio Obligations properly attributable to the sale, exchange or other disposition of Ohio Obligations are exempt from Ohio personal income tax, and municipal and school district income taxes in Ohio, and are excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unit holders.

The discussion of Ohio taxes assumes that the Tax Exempt Securities Trust will continue to qualify as a grantor trust for federal income tax purposes and that at all times at least 50% of the value of the total assets of the Trust consists of Ohio Obligations or similar obligations of other states or their subdivisions.

Pennsylvania Trust

Potential purchasers of Units of the Pennsylvania Trust should consider the fact that the Trust’s portfolio consists primarily of securities issued by the Commonwealth of Pennsylvania (the “Commonwealth”), its municipalities and authorities and should realize the substantial risks associated with an investment in such securities. Although the General Fund of the Commonwealth (the principal operating fund of the Commonwealth) experienced deficits in fiscal 1990 and 1991, tax increases and spending decreases have resulted in surpluses the last several years; as of June 30, 2000, the General Fund had a surplus of $4,263.6 million.

Pennsylvania’s economy historically has been dependent upon heavy industry, but has diversified recently into various services, particularly into medical and health services, education and financial services. Agricultural industries continue to be an important part of the economy, including not only the production of diversified food and livestock products, but substantial economic activity in agribusiness and food-related industries. Service industries currently employ the greatest share of nonagricultural workers, followed by the categories of trade and manufacturing. Future economic difficulties in any of these industries could have an adverse impact on the finances of the Commonwealth or its municipalities and could adversely affect the market value of the Bonds in the Pennsylvania Trust or the ability of the respective obligors to make payments of interest and principal due on such Bonds.

Certain litigation is pending against the Commonwealth that could adversely affect the ability of the Commonwealth to pay debt service on its obligations, including, as of September 21, 2001, suits relating to the following matters: (i) In 1987, the Pennsylvania Supreme Court held the statutory scheme for county funding of the judicial system to be in conflict with the Pennsylvania Constitution, but it stayed its judgment to permit enactment by the legislature of funding legislation consistent with the opinion. The Court appointed a special master to submit a plan for implementation and the special master recommended a four-phase transition to state funding of a unified judicial system, during each of which specified court employees would transfer into the state payroll system. Phase 1, involving the transfer of approximately 165 county-level court administrators, was implemented in legislation enacted in 1999. The remainder of the recommendation for later phases remains pending before the Pennsylvania Supreme Court, (ii) In March 1998, certain Philadelphia residents, the School District of Philadelphia and others brought suit in the United States District Court for the Eastern District of Pennsylvania against the Governor, the Secretary of Education and others alleging that the defendants are violating a regulation of the U.S. Department of Education promulgated under Title VI of the Civil Rights Act of 1964 and certain other provisions in that the Commonwealth’s system for funding public schools has the effect of discriminating on the basis of race. The district court dismissed the complaint, but in August 1999 the Third Circuit Court of Appeals reversed and remanded for further proceedings. On June 23, 2000, by agreement of the parties, the district court stayed all proceedings and placed the case in civil suspense until approximately June 8, 2001. The Governor and the Secretary of Education have since agreed with the Mayor of Philadelphia to study the conditions of the school district and to agree upon a course of future action regarding the school district. As part of the agreement, the governmental plaintiffs and the defendants have asked the district court to stay all proceedings in the case until the end of October. The non-governemental plaintiffs oppose the stay. The district court has yet to rule on this stay motion, (iii) PPG Industries has challenged the constitutionality of the manufacturing exemption from the capital stock/franchise tax insofar as it limits the exemption for headquarters property and payroll only to headquarters property and payroll attributable to manufacturing in Pennsylvania. On appeal, the Pennsylvania Supreme Court held that this limitation discriminates against interstate commerce and it remanded the case to Commonwealth Court for a determination whether the tax is a “compensatory tax” justifying the discrimination or, failing that, a recommendation for a remedy. In September 1999, the Commonwealth Court recommended that (1) for the duration of the contested period, the limitation be invalidated and (2) prospectively, the manufacturing exemption be invalidated in its entirety, leaving to the Pennsylvania legislature the task of amending the statute to restore any exemption it chooses to adopt in a constitutional manner. The legislature subsequently amended the state tax law to provide that for the years 1999 and 2000 the manufacturing exemption will apply to both in-state and out-of-state property and payroll. The Pennsylvania Supreme Court is considering the Commonwealth Court’s recommendation and the position of the parties, (iv) Unisys Corporation has challenged the three-factor apportionment formula used for the apportionment of capital stock value in the Pennsylvania franchise tax. In a decision issued in March 1999, the Commonwealth Court held for the taxpayer on statutory grounds, but denied its constitutional claims. Both the Commonwealth and the taxpayer have appealed to the Pennsylvania Supreme Court, which held oral argument in December 2000, (v) Twenty or more insurance companies have challenged the Department of Revenue’s application of portions of the Life and Health Guarantee Association Act of 1982. The Act establishes a funding mechanism to fulfill defaulted obligations under life and health insurance policies and annuity contracts. Insurance companies are assessed to provide the funds due to Pennsylvania residents insured from other insurance companies that have become insolvent or are otherwise in default. A provision in the Act allows assessed insurance companies to claim a credit for these assessments against their Pennsylvania gross premiums tax liability. Life and health insurance premiums have always been subject to the premium tax and there is no dispute that companies may claim credit for life and health assessments. Annuity considerations, however, were taxed for approximately a three-year period, 1992-1995. Some annuity considerations were subject to tax, others were not. The Department of Revenue ultimately decided to allow credits for assessments paid on taxable annuity considerations, but not for assessments paid on non-taxable annuities. Taxpayers want the credit for assessments paid on all annuities, both during the period that annuities were taxed and going forward. Settlement negotiations continue and the matter is also being prepared for litigation. Estimates of refund potential range from $50 million to $300 million.

Although there can be no assurance that such conditions will continue, the Commonwealth’s general obligation bonds are currently rated AA by Standard & Poor’s and Aa3 by Moody’s and Philadelphia’s general bonds are currently rated BBB by Standard & Poor’s and Baa by Moody’s.

The City of Philadelphia (the “City”) experienced a series of General Fund deficits for Fiscal Years 1988 through 1992 and, while its general financial situation has improved, the City is still seeking a long-term solution for its economic difficulties. The audited balance of the City’s General Fund as of June 30, 2000, was a surplus of approximately $295.1 million from approximately $205.7 million as of June 30, 1999.

In recent years an authority of the Commonwealth, the Pennsylvania Intergovernmental Cooperation Authority (“PICA”), has issued approximately $1.76 billion of Special Revenue Bonds on behalf of the City to cover budget shortfalls, to eliminate projected deficits and to fund capital spending. As one of the conditions of issuing bonds on behalf of the City, PICA exercises oversight of the City’s finances. The City is currently operating under the five year plan approved by PICA in 1996. PICA’s power to issue further bonds to finance capital projects expired on December 31, 1994. PICA’s power to issue bonds to finance cash flow deficits expired on December 31, 1996, but its authority to refund outstanding debt is unrestricted. PICA had approximately $901.9 million in special revenue bonds outstanding as of June 30, 2001.

Pennsylvania Taxes—

Under current law, Messrs. Drinker Biddle & Reath LLP, special Pennsylvania counsel on Pennsylvania tax matters, is of the opinion that:

Income received by a Holder attributable to interest realized by the Pennsylvania Trust from bonds issued by the Commonwealth of Pennsylvania, any public authority, commission, board or other agency created by the Commonwealth of Pennsylvania or any public authority created by any such political subdivision (“Pennsylvania Bonds”), bonds or other obligations issued by the Government of Guam or by its authority, bonds issued by the Government of Puerto Rico or by its authority and bonds issued by the Government of the United States Virgin Islands or by a municipality thereof (collectively, “Possession Bonds”) is not taxable to individuals, estates or trusts under the Personal Income Tax imposed by Article III of the Tax Reform Code of 1971; to corporations under the Corporate Net Income Tax imposed by Article IV of the Tax Reform Code of 1971; nor to individuals under the Philadelphia School District Net Income Tax (“School District Tax”) imposed on Philadelphia resident individuals under the authority of the Act of August 9, 1963, P.L. 640.

Income received by a Holder attributable to gain on the sale or other disposition by the Pennsylvania Trust of Pennsylvania Bonds and Possession Bonds will be taxable under the Personal Income Tax, the Corporate Net Income Tax and the School District Tax, except that income attributable to gain on such sales or other dispositions attributable to such investments held for more than six months will not be taxable under the School District Tax.

Likewise, gain on the disposition of a Unit will be taxable under the Personal Income Tax, the Corporate Net Income Tax and the School District

Tax, except that gain realized with respect to a Unit held for more than six months will not be taxable under the School District Tax.

Pennsylvania Trust Units may be subject to tax in the estate of a resident decedent under the Pennsylvania inheritance and estate taxes.

No opinion is expressed regarding the extent, if any, to which Units, or interest and gain thereon, is subject to, or included in the measure of, the special taxes imposed by the Commonwealth of Pennsylvania on banks and other financial institutions or with respect to any privilege, excise, franchise or other tax imposed on business entities not discussed herein (including the Corporate Capital Stock/Foreign Franchise Tax).

TAX FREE VS. TAXABLE INCOME

The following tables show the approximate yields which taxable securities must earn in various income brackets to equal tax exempt yields under combined federal and state individual income tax rates. These tables reflect projected federal income tax rates and tax brackets for the 2002 taxable year under recently passed legislation, and state income tax rates that were available on the date of the Prospectus. These rates are subject to change and lower federal income tax rates are scheduled to be phased in over the next several years under such recently passed legislation. Because the federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may be lower than indicated. A table is computed on the theory that the taxpayer’s highest bracket tax rate is applicable to the entire amount of any increase or decrease in taxable income (after allowance for any resulting change in state income tax) resulting from a switch from taxable to tax-free securities or vice versa. Variations between state and federal allowable deductions and exemptions are generally ignored. The state tax is thus computed by applying to the federal taxable income bracket amounts shown in the table the appropriate state rate for those same dollar amounts. For example, a married couple living in the State of Maryland and filing a Joint Return with $53,000 in taxable income for the 2002 tax year would need a taxable investment yielding 8.63% in order to equal a tax-free return of 6.00%. Use the appropriate table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of federal income tax and state income tax.

STATE OF MARYLAND
2002 Tax Year
Taxable Income Bracket	Approx. Combined Federal & State Tax Rate	TAX EXEMPT YIELD
		4.00%	4.50%	5.00%	5.50%	6.00%	6.50%
		TAXABLE EQUIVALENT YIELD
		JOINT RETURN
$ 0 - 1,000	11.80%	4.54%	5.10%	5.67%	6.24%	6.80%	7.37%
$ 1,001 - 2,000	12.70	4.58	5.15	5.73	6.30	6.87	7.45
$ 2,001 - 3,000	13.60	4.63	5.21	5.79	6.37	6.94	7.52
$ 3,001 - 12,000	13.60	4.63	5.21	5.79	6.37	6.94	7.52
$ 12,001 - 46,700	19.04	4.94	5.56	6.18	6.79	7.41	8.03
$ 46,701 - 112,850	30.47	5.75	6.47	7.19	7.91	8.63	9.35
$112,851 - 137,300	33.33	6.00	6.75	7.50	8.25	9.00	9.75
$137,001 - 171,950	34.18	6.08	6.84	7.60	8.36	9.12	9.88
$171,951 - 307,050	39.09	6.57	7.39	8.21	9.03	9.85	10.67
Over $307,050	42.62	6.97	7.84	8.71	9.59	10.46	11.33
		SINGLE RETURN
$ 0 - 1,000	11.80%	4.54%	5.10%	5.67%	6.24%	6.80%	7.37%
$ 1,001 - 2,000	12.70	4.58	5.15	5.73	6.30	6.87	7.45
$ 2,001 - 3,000	13.60	4.63	5.21	5.79	6.37	6.94	7.52
$ 3,001 - 6,000	14.28	4.67	5.25	5.83	6.42	7.00	7.58
$ 6,001 - 27,950	19.04	4.94	5.56	6.18	6.79	7.41	8.03
$ 27,951 - 67,700	30.47	5.75	6.47	7.19	7.91	8.63	9.35
$ 67,701 - 137,300	33.33	6.00	6.75	7.50	8.25	9.00	9.75
$137,301 - 141,250	34.18	6.08	6.84	7.60	8.36	9.12	9.88
$141,251 - 307,050	39.09	6.57	7.39	8.21	9.03	9.85	10.67
Over $307,050	42.62	6.97	7.84	8.71	9.59	10.46	11.33

See the Notes to the Maryland tax table on the following page.

Note: This table reflects the following:
1
Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $137,300, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $206,000 for married taxpayers filing a joint tax return and $137,300 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.

2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
3
The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.

4
Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

STATE OF NEW YORK

2002 Tax Year
Taxable Income Bracket		Approx. Combined Federal & State Tax Rate	TAX EXEMPT YIELD
			4.00%	4.50%	5.00%	5.50%	6.00%	6.50%

Joint Return	Single Return		TAXABLE EQUIVALENT YIELD

$ 0 - 12,000	$ 0 - 6,000	13.60%	4.63%	5.21%	5.79%	6.37%	6.94%	7.52%
$ 12,001 - 16,000	$ 6,001 - 8,000	18.40	4.90	5.51	6.13	6.74	7.35	7.97
$ 16,001 - 22,000	$ 8,001 - 11,000	18.83	4.93	5.54	6.16	6.78	7.39	8.01
$ 22,001 - 26,000	$ 11,001 - 13,000	19.46	4.97	5.59	6.21	6.83	7.45	8.07
$ 26,001 - 40,000	$ 13,001 - 20,000	20.02	5.00	5.63	6.25	6.88	7.50	8.13
$ 40,001 - 46,700	$ 20,001 - 27,950	20.82	5.05	5.68	6.31	6.95	7.58	8.21
$ 46,701 - 112,850	$ 27,951 - 67,700	32.00	5.88	6.62	7.35	8.09	8.82	9.56
$112,851 - 137,300	$ 67,701 - 137,300	34.80	6.13	6.90	7.67	8.43	9.20	9.97
$137,301 - 171,950	$137,301 - 141,250	35.63	6.21	6.99	7.77	8.54	9.32	10.10
$171,951 - 307,050	$141,251 - 307,050	40.43	6.71	7.55	8.39	9.23	10.07	10.91
Over $307,050	Over $307,050	43.88	7.13	8.02	8.91	9.80	10.69	11.58

Note:  This table reflects the following:
1
Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $137,300, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $206,000 for married taxpayers filing a joint tax return and $137,300 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.

2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. The effect of this provision is not incorporated into the table.
3
The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.

4
Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

CITY OF NEW YORK

2002 Tax Year
Taxable Income Bracket	Approx. Combined Federal, State & New York City Tax Rate	TAX EXEMPT YIELD
		4.00%	4.50%	5.00%	5.50%	6.00%	6.50%
		TAXABLE EQUIVALENT YIELD
		JOINT RETURN
$ 0 - 12,000	16.02%	4.76%	5.36%	5.95%	6.55%	7.14%	7.74%
$ 12,001 - 16,000	20.68	5.04	5.67	6.30	6.93	7.56	8.19
$ 16,001 - 21,600	21.11	5.07	5.70	6.34	6.97	7.61	8.24
$ 21,601 - 22,000	21.60	5.10	5.74	6.38	7.02	7.65	8.29
$ 22,001 - 26,000	22.24	5.14	5.79	6.43	7.07	7.72	8.36
$ 26,001 - 40,000	22.79	5.18	5.83	6.48	7.12	7.77	8.42
$ 40,001 - 45,000	23.60	5.24	5.89	6.54	7.20	7.85	8.51
$ 45,001 - 46,700	23.64	5.24	5.89	6.55	7.20	7.86	8.51
$ 46,701 - 90,000	34.42	6.10	6.86	7.62	8.39	9.15	9.91
$ 90,001 - 112,850	34.62	6.12	6.88	7.65	8.41	9.18	9.94
$112,851 - 137,300	37.31	6.38	7.18	7.98	8.77	9.57	10.37
$137,301 - 171,950	38.12	6.46	7.27	8.08	8.89	9.70	10.50
$171,951 - 307,350	42.73	6.98	7.86	8.73	9.60	10.48	11.35
Over $307,050	46.05	7.41	8.34	9.27	10.19	11.12	12.05

		SINGLE RETURN
$ 0 - 6,000	16.02%	4.76%	5.36%	5.95%	6.55%	7.14%	7.74%
$ 6,001 - 8,000	20.68	5.04	5.67	6.30	6.93	7.56	8.19
$ 8,001 - 11,000	21.11	5.07	5.70	6.34	6.97	7.61	8.24
$ 11,001 - 12,000	21.74	5.11	5.75	6.39	7.03	7.67	8.31
$ 12,001 - 13,000	22.24	5.14	5.79	6.43	7.07	7.72	8.36
$ 13,001 - 20,000	22.79	5.18	5.83	6.48	7.12	7.77	8.42
$ 20,001 - 25,000	23.60	5.24	5.89	6.54	7.20	7.85	8.51
$ 25,001 - 27,950	23.64	5.24	5.89	6.55	7.20	7.86	8.51
$ 27,951 - 50,000	34.42	6.10	6.86	7.62	8.39	9.15	9.91
$ 50,001 - 67,700	34.62	6.12	6.88	7.65	8.41	9.18	9.94
$ 67,701 - 137,300	37.31	6.38	7.18	7.98	8.77	9.57	10.37
$137,301 - 141,250	38.12	6.46	7.27	8.08	8.89	9.70	10.50
$141,251 - 307,050	42.73	6.98	7.86	8.73	9.60	10.48	11.35
Over $307,050	46.05	7.41	8.34	9.27	10.19	11.12	12.05

Note:  This table reflects the following:
1
Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $137,300, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $206,000 for married taxpayers filing a joint tax return and $137,300 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.

2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. The effect of this provision is not incorporated into the table.
3
The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.

4
Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

STATE OF OHIO

2002 Tax Year

Taxable Income Bracket	Approx. Combined Federal & State Tax Rate	TAX EXEMPT YIELD
		4.00%	4.50%	5.00%	5.50%	6.00%	6.50%
		TAXABLE EQUIVALENT YIELD

		JOINT RETURN

$ 0 - 5,000	10.67%	4.48%	5.04%	5.60%	6.16%	6.72%	7.28%
$ 5,001 - 10,000	11.34	4.51	5.08	5.64	6.20	6.77	7.33
$ 10,001 - 12,000	12.67	4.58	5.15	5.73	6.30	6.87	7.44
$ 12,001 - 15,000	17.53	4.85	5.46	6.06	6.67	7.28	7.88
$ 15,001 - 20,000	18.16	4.89	5.50	6.11	6.72	7.33	7.94
$ 20,001 - 40,000	18.79	4.93	5.54	6.16	6.77	7.39	8.00
$ 40,001 - 46,700	19.42	4.96	5.58	6.21	6.83	7.45	8.07
$ 46,701 - 80,000	30.80	5.78	6.50	7.23	7.95	8.67	9.39
$ 80,001 - 100,000	31.34	5.83	6.55	7.28	8.01	8.74	9.47
$100,001 - 112,850	32.04	5.89	6.62	7.36	8.09	8.83	9.56
$112,851 - 137,300	34.83	6.14	6.91	7.67	8.44	9.21	9.97
$137,301 - 171,950	35.67	6.22	6.99	7.77	8.55	9.33	10.10
$171,951 - 200,000	40.46	6.72	7.56	8.40	9.24	10.08	10.92
$200,001 - 307,050	40.85	6.76	7.61	8.45	9.30	10.14	10.99
Over $307,050	44.28	7.18	8.08	8.97	9.87	10.77	11.68

		SINGLE RETURN

$ 0 - 5,000	10.67%	4.48%	5.04%	5.60%	6.16%	6.72%	7.28%
$ 5,001 - 6,000	11.34	4.51	5.08	5.64	6.20	6.77	7.33
$ 6,001 - 10,000	16.26	4.78	5.37	5.97	6.57	7.17	7.76
$ 10,001 - 15,000	17.53	4.85	5.46	6.06	6.67	7.28	7.88
$ 15,001 - 20,000	18.16	4.89	5.50	6.11	6.72	7.33	7.94
$ 20,001 - 27,950	18.79	4.93	5.54	6.16	6.77	7.39	8.00
$ 27,951 - 40,000	30.25	5.74	6.45	7.17	7.89	8.60	9.32
$ 40,001 - 67,700	30.80	5.78	6.50	7.23	7.95	8.67	9.39
$ 67,701 - 80,000	33.64	6.03	6.78	7.53	8.29	9.04	9.80
$ 80,001 - 100,000	34.16	6.08	6.83	7.59	8.35	9.11	9.87
$100,001 - 137,300	34.83	6.14	6.91	7.67	8.44	9.21	9.97
$137,301 - 141,250	35.67	6.22	6.99	7.77	8.55	9.33	10.10
$141,251 - 200,000	40.46	6.72	7.56	8.40	9.24	10.08	10.92
$200,001 - 307,050	40.85	6.76	7.61	8.45	9.30	10.14	10.99
Over $307,050	44.28	7.18	8.08	8.97	9.87	10.77	11.66

Note:  This table reflects the following:
1
Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $137,300, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the used of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $206,000 for married taxpayers filing a joint tax return and $137,300 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.

2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
3
The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.

4
Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

5
The state of Ohio subjects its individual residents to personal income tax based on federal adjusted gross income, adjusted for certain Ohio modifications, less Ohio personal exemptions and dependent exemptions. Accordingly, your actual taxable equivalent yield may be less than the amounts reflected on this table.

COMMONWEALTH OF PENNSYLVANIA

2002 Tax Year

Taxable Income Bracket			TAX EXEMPT YIELD
			4.00%	4.50%	5.00%	5.50%	6.00%	6.50%
			TAXABLE EQUIVALENT YIELD
Joint Return	Single Return	Approx. Combined Federal & State Tax Rate
$ 0 - 12,000	$ 0 - 6,000	12.52%	4.57%	5.14%	5.72%	6.29%	6.86%	7.43%
$ 12,001 - 46,700	$ 6,001 - 27,950	17.38	4.84	5.45	6.05	6.66	7.26	7.87
$ 46,701 - 112,850	$ 27,951 - 67,700	29.04	5.64	6.34	7.05	7.75	8.46	9.16
$112,851 - 137,300	$ 67,701 - 137,300	31.96	5.88	6.61	7.35	8.08	8.82	9.55
$137,301 - 171,950	$137,301 - 141,250	32.83	5.96	6.70	7.44	8.19	8.93	9.68
$171,951 - 307,050	$141,251 - 307,050	37.84	6.44	7.24	8.04	8.85	9.65	10.46
Over $307,050	Over $307,050	41.44	6.83	7.69	8.54	9.39	10.25	11.10

Note:  This table reflects the following:
1
Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $137,300, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $206,000 for married taxpayers filing a joint tax return and $137,300 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.

2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
3
The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.

4
Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

TAX EXEMPT
SECURITIES TRUST

            11,000 Units            Dated March 27, 2002

PROSPECTUS

This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statements filed with the Securities and Exchange Commission, Washington, DC under the Securities Act of 1933 (file nos. 333-83316, 333-81538, 333-76708, 333-66272 and 333-76276) and the Investment Company Act of 1940 (file no. 811-2560), and to which reference is hereby made. Information may be reviewed and copied at the Commission’s Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies may be obtained from the SEC by:
•	electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov
•	visiting the SEC internet address: http://www.sec.gov
•	writing: Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, DC 20549-6009

Index		Sponsor:
Investment Summary	A-2

Salomon Smith Barney Inc.
388 Greenwich Street
New York, New York 10013
(212) 816-6000

Trustee:

JPMorgan Chase Bank
4 New York Plaza
New York, New York 10004
(800) 354-6565

This Prospectus does not constitute an
offer to sell, or a solicitation of an offer
to buy, securities in any state to any
person to whom it is not lawful to make such offer in such state.

Summary of Essential Information	A-9
Portfolio Summary as of Date of Deposit	A-12
Independent Auditors’ Report	A-15
Statements of Financial Condition	A-16
Portfolios	A-18
Notes to Portfolios of Securities	A-24
Tax Exempt Securities Trust	B-1
Risk Factors	B-2
Taxes	B-9
Expenses and Charges	B-13
Public Offering	B-14
Rights of Holders	B-18
Sponsor	B-21
Trustee	B-22
Evaluator	B-23
Amendment and Termination of the Trust Agreement	B-24
Miscellaneous	B-24
Bond Ratings	B-25
Federal Tax Free vs. Taxable Income	B-28
The State Trusts	C-1
Tax Free vs. Taxable Income	C-27

No person is authorized to give any information or to make any representations with respect to this Trust not contained in  this Prospectus and you should not rely on any other information. The Trust is registered as a unit investment trust under  the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been  guaranteed, sponsored, recommended or approved by the United States or any other state or any agency or office thereof.

Salomon Smith Barney is the service mark used by Salomon Smith Barney Inc.
UT 6841 (03/02)

PART II. ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

A.    The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

SEC FILE OR IDENTIFICATION NO.
I.	Bonding Arrangements and Date of Organization of the Depositor filed pursuant to Items A and B of Part II of the Registration Statement on Form S-6 under the Securities Act of 1933:

	Salomon Smith Barney Inc.	2-55436

II.	Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

	Salomon Smith Barney Inc.	8-8177

III.	Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933 (Charter, By-Laws):

	Salomon Smith Barney Inc.	33-65332, 33-36037

B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:

	Salomon Smith Barney Inc.	13-1912900
	JPMorgan Chase Bank	13-4994650

UNDERTAKING

The Sponsor undertakes that it will not instruct the Trustee to accept from (i) any insurance company affiliated with the Sponsor, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to that Security or (ii) any affiliate of the Sponsor who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless those instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940. Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant also hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

CONTENTS OF REGISTRATION STATEMENT

THE REGISTRATION STATEMENT ON FORM S-6 COMPRISES THE FOLLOWING PAPERS AND DOCUMENTS:

The facing sheet of Form S-6.
The Prospectus.
Additional Information not included in the Prospectus (Part II).
Undertakings.
Signatures.
Consent of Independent Auditors.

The following exhibits:

1.1
—Trust Indenture and Agreement (incorporated by reference to Exhibit 1.1 to the Registration Statement of Tax Exempt Securities Trust, National Trust 268, 1933 Act File No. 333-60620 filed on June 15, 2001).

1.1.1	—Form of Reference Trust Agreement (incorporated by reference to Exhibit 1.1.1 of Tax Exempt Securities Trust, National Trust 208, 1933 Act File No. 33-58591 filed on June 22, 1995).

1.2
—Form of Agreement Among Underwriters (incorporated by reference to Exhibit 99 to the Registration Statement of Tax Exempt Securities Trust, Series 384, 1933 Act File No. 33-50915 filed on December 8, 1993).

2.1	—Form of Certificate of Beneficial Interest (included in Exhibit 1.1).

3.1	—Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings “Taxes” and “Miscellaneous—Legal Opinion” in the Prospectus.

3.2	—Opinion of special Maryland counsel.

3.3	—Opinion of special Ohio counsel.

3.4	—Opinion of special Pennsylvania counsel.

4.1	—Consent of the Evaluator.

5.1	—Consent of KPMG LLP.

SIGNATURES

The registrant, Tax Exempt Securities Trust, Intermediate Term Trust 45, Maryland Trust 123, New York Trust 206, Ohio Trust 89 and Pennsylvania Trust 120 hereby identifies California Trust 163 and New York Trust 168 of the Tax Exempt Securities Trust for purposes of the representations required by Rule 487 and represents the following:

(1) That the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3) That it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York, on the 27th day of March, 2002.

Signatures appear on page II-4.

A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

SALOMON SMITH BARNEY INC., Depositor

By	/s/ George S. Michinard, Jr.

(George S. Michinard, Jr.)

By the following persons*, who constitute a majority of the directors of Salomon Smith Barney Inc.:

DERYCK C. MAUGHAN

MICHAEL A. CARPENTER

By	/S/ GEORGE S. MICHINARD, JR.

(George S. Michinard, Jr., Attorney-in-Fact)

* Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 333-62533 and 333-66875.